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EXHIBIT 99-1

Audited Consolidated Financial Statements of Suncor Energy Inc. for the fiscal year ended December 31, 2011

MANAGEMENT'S STATEMENT
OF RESPONSIBILITY FOR FINANCIAL REPORTING

The management of Suncor Energy Inc. is responsible for the presentation and preparation of the accompanying consolidated financial statements of Suncor Energy Inc. and all related financial information contained in the Annual Report, including Management's Discussion and Analysis.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. They include certain amounts that are based on estimates and judgments.

In management's opinion, the consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies adopted by management. If alternate accounting methods exist, management has chosen those policies it deems the most appropriate in the circumstances. In discharging its responsibilities for the integrity and reliability of the financial statements, management maintains and relies upon a system of internal controls designed to ensure that transactions are properly authorized and recorded, assets are safeguarded against unauthorized use or disposition and liabilities are recognized. These controls include quality standards in hiring and training of employees, formalized policies and procedures, a corporate code of conduct and associated compliance program designed to establish and monitor conflicts of interest, the integrity of accounting records and financial information among others, and employee and management accountability for performance within appropriate and well-defined areas of responsibility.

The system of internal controls is further supported by the professional staff of an internal audit function who conduct periodic audits of the company's financial reporting.

The Audit Committee of the Board of Directors, composed of five independent directors, reviews the effectiveness of the company's financial reporting systems, management information systems, internal control systems and internal auditors. It recommends to the Board of Directors the external auditor to be appointed by the shareholders at each annual meeting and reviews the independence and effectiveness of their work. In addition, it reviews with management and the external auditor any significant financial reporting issues, the presentation and impact of significant risks and uncertainties, and key estimates and judgments of management that may be material for financial reporting purposes. The Audit Committee appoints the independent reserve evaluators. The Audit Committee meets at least quarterly to review and approve interim financial statements prior to their release, as well as annually to review Suncor's annual financial statements and Management's Discussion and Analysis, Annual Information Form/Form 40-F, and annual reserves and resources estimates, and recommend their approval to the Board of Directors. The internal auditors and the external auditor, PricewaterhouseCoopers LLP, have unrestricted access to the company, the Audit Committee and the Board of Directors.

Richard L. George	Bart W. Demosky
Chief Executive Officer	Chief Financial Officer

February 23, 2012

SUNCOR ENERGY INC. 2011 ANNUAL REPORT 79

The following report is provided by management in respect of the company's internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the U.S. Securities Exchange Act of 1934):

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

1.
Management is responsible for establishing and maintaining adequate internal control over the company's financial reporting.

2.
Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework in Internal Control – Integrated Framework to evaluate the effectiveness of the company's internal control over financial reporting.

3.
Management has assessed the effectiveness of the company's internal control over financial reporting as at December 31, 2011, and has concluded that such internal control over financial reporting was effective as of that date. Additionally, based on this assessment, management determined that there were no material weaknesses in internal control over financial reporting as at December 31, 2011. Because of inherent limitations, systems of internal control over financial reporting may not prevent or detect misstatements and even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

4.
The effectiveness of the company's internal control over financial reporting as at December 31, 2011 has been audited by PricewaterhouseCoopers LLP, independent auditor, as stated in their report which appears herein.

Richard L. George	Bart W. Demosky
Chief Executive Officer	Chief Financial Officer

February 23, 2012

80 SUNCOR ENERGY INC. 2011 ANNUAL REPORT

INDEPENDENT AUDITOR'S REPORT

TO THE SHAREHOLDERS OF SUNCOR ENERGY INC.

We have completed an integrated audit of Suncor Energy Inc.'s December 31, 2011 consolidated financial statements and its internal control over financial reporting as at December 31, 2011 and an audit of its December 31, 2010 consolidated financial statements. Our opinions, based on our audits, are presented below.

REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

We have audited the accompanying consolidated financial statements of Suncor Energy Inc. ("the company"), which comprise the consolidated balance sheets as at December 31, 2011, December 31, 2010 and January 1, 2010 and the consolidated statements of comprehensive income, changes in shareholders' equity and cash flows for the years ended December 31, 2011 and December 31, 2010, and the related notes, which comprise a summary of significant accounting policies.

Management's responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2011, December 31, 2010 and January 1, 2010 and its financial performance and its cash flows for the years ended December 31, 2011 and December 31, 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

We have also audited the company's internal control over financial reporting as at December 31, 2011, based on criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management's responsibility for internal control over financial reporting

Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting.

SUNCOR ENERGY INC. 2011 ANNUAL REPORT 81

Auditor's responsibility

Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the company's internal control over financial reporting.

Definition of internal control over financial reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Inherent limitations

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, the company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by COSO.

PricewaterhouseCoopers LLP
Chartered Accountants
Calgary, Alberta

 February 23, 2012

82 SUNCOR ENERGY INC. 2011 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31 ($ millions)	2011	2010

Revenues and Other Income
Operating revenues, net of royalties (note 7)	39 337	32 003
Other income (note 8)	453	601

	39 790	32 604

Expenses
Purchases of crude oil and products	18 723	14 831
Operating, selling and general (notes 9 and 27)	8 424	7 984
Transportation	736	703
Depreciation, depletion, amortization and impairment (note 10)	3 952	3 803
Exploration	116	218
Loss (gain) on disposal of assets	136	(975)
Project start-up costs	163	77
Financing expenses (note 11)	471	187

	32 721	26 828

Earnings before Income Taxes	7 069	5 776

Income Taxes (note 12)
Current	1 121	1 196
Deferred	1 644	751

	2 765	1 947

Net Earnings	4 304	3 829

Other Comprehensive Income (Loss)
Foreign currency translation adjustment	230	(437)
Foreign currency translation adjustment relating to assets held for sale	—	(63)
Foreign currency translation reclassified to net earnings	14	49
Cash flow hedges reclassified to net earnings	—	(1)
Actuarial loss on employee retirement benefit plans, net of income taxes of $117 (2010 – $49)	(339)	(152)

Other Comprehensive Income (Loss)	(95)	(604)

Total Comprehensive Income	4 209	3 225

Per Common Share (dollars) (note 13)
Net earnings – basic	2.74	2.45
Net earnings – diluted	2.67	2.43
Cash dividends	0.43	0.40

The accompanying notes are an integral part of the consolidated financial statements.

SUNCOR ENERGY INC. 2011 ANNUAL REPORT 83

CONSOLIDATED BALANCE SHEETS

($ millions)	Dec 31 2011	Dec 31 2010	Jan 1 2010

Assets
Current assets
Cash and cash equivalents (note 14)	3 803	1 077	505
Accounts receivable	5 412	5 253	3 936
Inventories (note 16)	4 205	3 141	2 971
Income taxes receivable	704	734	587
Assets held for sale (note 17)	—	762	—

Total current assets	14 124	10 967	7 999
Property, plant and equipment, net (note 18)	52 589	49 958	51 556
Exploration and evaluation (note 19)	4 554	3 961	4 342
Other assets (note 20)	311	230	259
Goodwill and other intangible assets (note 21)	3 139	3 422	3 433
Deferred income taxes (note 12)	60	69	210

Total assets	74 777	68 607	67 799

Liabilities and Shareholders' Equity
Current liabilities
Short-term debt (note 22)	763	1 984	2 317
Current portion of long-term debt (note 22)	12	518	25
Accounts payable and accrued liabilities	7 755	6 443	5 773
Current portion of provisions (note 25)	811	608	882
Income taxes payable	969	929	1 274
Liabilities associated with assets held for sale (note 17)	—	586	—

Total current liabilities	10 310	11 068	10 271
Long-term debt (note 22)	10 004	9 829	11 679
Other long-term liabilities (note 23)	2 392	2 103	2 073
Provisions (note 25)	3 752	2 504	3 305
Deferred income taxes (note 12)	9 719	7 911	7 986
Shareholders' equity	38 600	35 192	32 485

Total liabilities and shareholders' equity	74 777	68 607	67 799

The accompanying notes are an integral part of the consolidated financial statements.

Approved on behalf of the Board of Directors:

Steven W. Williams	Michael W. O'Brien
Director	Director

February 23, 2012

84 SUNCOR ENERGY INC. 2011 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31 ($ millions)	2011	2010

Operating Activities
Net earnings	4 304	3 829
Adjustments for:
Depreciation, depletion, amortization and impairment	3 952	3 803
Deferred income taxes	1 644	751
Accretion	157	235
Unrealized foreign exchange loss (gain) on U.S. dollar denominated long-term debt	183	(426)
Change in fair value of derivative contracts	(40)	(285)
Loss (gain) on disposal of assets	136	(975)
Share-based compensation	(102)	113
Exploration	28	96
Other	(516)	(485)
Decrease (increase) in non-cash working capital (note 15)	242	(1 170)

Cash flow provided by operating activities	9 988	5 486

Investing Activities
Capital and exploration expenditures	(6 850)	(6 010)
Acquisitions	(842)	—
Proceeds from disposal of assets	3 074	3 088
Other investments	(6)	3
Decrease (increase) in non-cash working capital (note 15)	26	(193)

Cash flow used in investing activities	(4 598)	(3 112)

Financing Activities
Net change in short-term debt	(1 221)	(333)
Net change in long-term debt	(4)	(924)
Repayment of long-term debt	(500)	—
Issuance of common shares under share option plans	213	81
Purchase of common shares for cancellation (note 26)	(500)	—
Dividends paid on common shares	(664)	(611)

Cash flow used in financing activities	(2 676)	(1 787)

Increase in Cash and Cash Equivalents	2 714	587
Effect of foreign exchange on cash and cash equivalents	12	(15)
Cash and cash equivalents at beginning of period	1 077	505

Cash and Cash Equivalents at End of Period	3 803	1 077

Supplementary Cash Flow Information
Interest paid	672	690
Income taxes paid	885	1 193

The accompanying notes are an integral part of the consolidated financial statements.

SUNCOR ENERGY INC. 2011 ANNUAL REPORT 85

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

($ millions)	Share Capital	Contributed Surplus	Foreign Currency Translation	Cash Flow Hedge	Retained Earnings	Total	Number of Common Shares (thousands)

At January 1, 2010	20 053	536	—	15	11 881	32 485	1 559 778

Net earnings	—	—	—	—	3 829	3 829	—
Foreign currency translation adjustment	—	—	(451)	—	—	(451)	—
Net change in cash flow hedges	—	—	—	(1)	—	(1)	—
Actuarial loss on employee retirement benefit plans	—	—	—	—	(152)	(152)	—

Total comprehensive income (loss)	—	—	(451)	(1)	3 677	3 225	—
Dividends paid on common shares	—	—	—	—	(611)	(611)	—
Issued under share option plans	122	(33)	—	—	—	89	5 292
Issued under dividend reinvestment plan	13	—	—	—	(13)	—	419
Share-based compensation expense	—	4	—	—	—	4	—

At December 31, 2010	20 188	507	(451)	14	14 934	35 192	1 565 489

Net earnings	—	—	—	—	4 304	4 304	—
Foreign currency translation adjustment	—	—	244	—	—	244	—
Actuarial loss on employee retirement benefit plans	—	—	—	—	(339)	(339)	—

Total comprehensive income	—	—	244	—	3 965	4 209	—
Dividends paid on common shares	—	—	—	—	(664)	(664)	—
Issued under share option plans	325	(57)	—	—	—	268	9 920
Issued under dividend reinvestment plan	12	—	—	—	(12)	—	355
Purchase of common shares for cancellation (note 26)	(222)	—	—	—	(278)	(500)	(17 128)
Share-based compensation expense	—	94	—	—	—	94	—
Income tax benefit of stock option deduction in the U.S.	—	1	—	—	—	1	—

At December 31, 2011	20 303	545	(207)	14	17 945	38 600	1 558 636

The accompanying notes are an integral part of the consolidated financial statements.

86 SUNCOR ENERGY INC. 2011 ANNUAL REPORT

SUNCOR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. REPORTING ENTITY AND DESCRIPTION OF THE BUSINESS

Suncor Energy Inc. (Suncor or the company) is an integrated energy company headquartered in Canada. Suncor's operations include oil sands development and upgrading, onshore and offshore oil and gas production, petroleum refining, and product marketing primarily under the Petro-Canada brand. The consolidated financial statements of the company comprise the company and its subsidiaries and the company's interests in associates and jointly controlled entities.

The address of the company's registered office is 150 - 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3E3.

2. BASIS OF PREPARATION

(a)   Statement of Compliance

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) as issued by the Canadian Institute of Chartered Accountants. In 2010, Canadian GAAP was revised to incorporate International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. Effective January 1, 2011, the company's consolidated financial statements have been prepared in accordance with IFRS, and IFRS 1 First-Time Adoption of International Financial Reporting Standards (IFRS 1) has been applied. In previous years, the company prepared its consolidated financial statements in accordance with Canadian generally accepted accounting principles in effect prior to January 1, 2011 (Previous GAAP). Comparative information has been restated from Previous GAAP to IFRS (see note 6).

The policies applied in these consolidated financial statements are based on IFRS issued and outstanding as at February 23, 2012, the date the Board of Directors approved the statements.

(b)   Basis of Measurement

The consolidated financial statements are prepared on a historical cost basis except as detailed in the accounting policies disclosed in note 3. The accounting policies described in note 3 have been applied consistently to all periods presented in these financial statements except for the opening IFRS consolidated balance sheet, which has utilized certain exemptions available under IFRS 1 (see note 6).

(c)    Functional Currency and Presentation Currency

These consolidated financial statements are presented in Canadian dollars, which is the company's functional currency.

(d)   Use of Estimates and Judgment

The timely preparation of financial statements requires that management make estimates and assumptions and use judgment. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgment used in the preparation of the financial statements are described in note 4.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)   Principles of Consolidation

The company consolidates its interest in entities it controls. Control comprises the power to govern an entity's financial and operating policies to obtain benefits from its activities. Suncor recognizes its share of assets, liabilities, income and expenses, on a line-by-line basis, of its jointly controlled entities and jointly controlled assets. Investments in entities over which the company has significant influence are accounted for using the equity method. All intercompany balances and transactions have been eliminated.

(b)   Foreign Currency Translation

Functional currencies of the company's individual entities represent the currency of the primary economic environment in which the entity operates. Transactions in foreign currencies are translated to the appropriate functional currency at foreign exchange rates that approximate those on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated to the appropriate functional currency at foreign exchange rates at the balance sheet date. Foreign exchange

SUNCOR ENERGY INC. 2011 ANNUAL REPORT 87

differences arising on translation are recognized in earnings. Non-monetary assets that are measured in a foreign currency at historical cost are translated using the exchange rate at the date of the transaction.

In preparing the company's consolidated financial statements, the financial statements of each entity are translated into Canadian dollars. The assets and liabilities of foreign operations are translated into Canadian dollars at exchange rates at the balance sheet date. Revenues and expenses of foreign operations are translated into Canadian dollars using foreign exchange rates that approximate those on the date of the underlying transaction. Foreign exchange differences are recognized in other comprehensive income.

If the company or any of its investments dispose of its entire interest in a foreign operation, or loses control, joint control, or significant influence over a foreign operation, the accumulated foreign currency translation gains or losses related to the foreign operation are recognized in net earnings.

(c)    Revenues

Revenue from the sale of crude oil, natural gas, natural gas liquids, purchased products and refined petroleum products is recorded when title passes to the customer and collection is reasonably assured. Revenue from properties in which the company has an interest with other producers is recognized on the basis of the company's net working interest. Crude oil and natural gas sold below or above the company's working interest share of production results in production underlifts or overlifts. Underlifts are recorded as a receivable at market value with a corresponding increase to revenues, while overlifts are recorded as a payable at market value with a corresponding decrease to revenues. Revenue from oil and natural gas production is recorded net of royalty expense.

International operations conducted pursuant to exploration and production sharing agreements (EPSAs) are reflected in the consolidated financial statements based on the company's working interest. Under the EPSAs, the company and other non-governmental partners, if any, pay all exploration costs and a pro-rata share of costs to develop and operate the concessions. Each EPSA establishes specific terms for the company to recover these costs (Cost Recovery Oil) and to share in the production profits (Profit Oil). Cost Recovery Oil is determined in accordance with a formula that is generally limited to a specified percentage of production during each fiscal year. Profit Oil is that portion of production remaining after deducting Cost Recovery Oil and is shared between the joint venture partners and the respective government. Cost Recovery Oil and Profit Oil are reported as sales revenue. Income tax amounts that the company would pay under the laws of the respective countries are paid by the company's governmental joint venture partners on our behalf, and the company reports these amounts as sales revenues. All other government stakes are considered to be royalty interests.

Physical and financial contracts entered into for trading purposes are considered derivative financial instruments, and any changes in fair value are recorded on a net basis in Other Income.

(d)   Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash in banks, term deposits, certificates of deposit and all other highly liquid investments at the time of purchase.

(e)   Inventories

Inventories of crude oil and refined products, other than inventories held for trading purposes, are valued at the lower of cost, using the first-in, first-out method, and net realizable value. Costs include direct and indirect expenditures incurred in bringing an item or product to its existing condition and location. Materials and supplies are valued at the lower of average cost and net realizable value.

Inventories held for trading purposes in the company's energy supply and trading operations are carried at fair value less costs to sell, and any changes in fair value are recognized within Other Income.

(f)    Exploration and Evaluation Assets

The costs to acquire non-producing oil and gas properties or licence to explore, exploratory well expenditures and the costs to evaluate the commercial potential of underlying resources, including related borrowing costs, are initially capitalized as Exploration and Evaluation assets. Certain exploration costs, including geological, geophysical, seismic, and sampling on oil sands properties, are charged to Exploration expense as incurred.

Exploration and evaluation assets are subject to technical, commercial and management review to confirm the continued intent to develop and extract the underlying resources. If an area or exploration well is no longer considered commercially viable, the related capitalized costs are charged to net earnings.

88 SUNCOR ENERGY INC. 2011 ANNUAL REPORT

When management determines with reasonable certainty that an exploration and evaluation asset will be developed, as evidenced by the classification of proved or probable reserves and the appropriate internal and external approvals, the asset is transferred to Property, Plant and Equipment.

(g)   Property, Plant and Equipment

Property, plant and equipment are recorded at cost.

The costs to acquire developed or producing oil and gas properties and to develop oil and gas properties, including completing geological and geophysical surveys and drilling development wells, and the costs to construct and install dedicated infrastructure, such as wellhead equipment and supporting assets, mine development, offshore platforms and subsea structures, are capitalized as oil and gas properties within Property, Plant and Equipment.

The costs to construct, install and commission, or acquire, oil and gas production equipment, including oil sands upgraders, extraction plants, mine equipment, in situ processing facilities, power generation, utility plants, and natural gas processing plants, and all renewable energy, refining, distribution, marketing assets and related decommissioning and restoration obligations, are capitalized as Property, Plant and Equipment. Where an asset or part of an asset that was separately depreciated is replaced and it is probable that future economic benefits associated with the item will flow to the company, the expenditure is capitalized and the carrying amount of the replaced asset is derecognized.

Stripping activity required to access oil sands mining resources incurred in the initial development phase is capitalized as part of the investment in the construction cost of the mine. Stripping costs incurred in the production phase are charged to expense as they normally relate to production for the period.

The costs of planned major inspection, overhaul and turnaround activities that maintain property, plant and equipment and benefit future years of operations are capitalized. Recurring planned maintenance activities performed on shorter intervals are expensed as operating costs. Replacements outside of a major inspection, overhaul or turnaround are capitalized when it is probable that future economic benefits will flow to the company and the associated carrying amount of the replaced asset is derecognized.

Leases that transfer substantially all the benefits and risks of ownership to the company are recorded as finance lease assets within Property, Plant and Equipment. Costs for all other leases are recorded as operating expense as incurred.

Borrowing costs relating to assets that take a substantial period of time to construct for their intended use are capitalized as part of Property, Plant and Equipment. Capitalization of borrowing costs ceases when the asset is in the location and condition necessary for it to be capable of operating as intended. Capitalization of borrowing costs is suspended when construction of an asset is ceased for extended periods.

(h)   Depreciation, Depletion and Amortization

Exploration and evaluation assets are not subject to depreciation, depletion and amortization, with the exception of natural gas leases. Once transferred to Property, Plant and Equipment and commercial production commences, these costs are depleted on a unit-of-production basis over proved developed reserves with the exception of property acquisition costs which are depleted over proved reserves.

Capital expenditures associated with significant development projects are not depleted until assets are substantially complete and ready for their intended use.

Costs to develop oil and gas properties, and costs of dedicated infrastructure, such as wellhead equipment, offshore platforms and subsea structures, are depleted on a unit-of-production basis over proved developed reserves. A portion of these costs may not be depleted if they relate to undeveloped reserves.

Major components of Property, Plant and Equipment are depreciated on a straight-line basis over their expected useful lives.

Natural gas processing plants and transportation assets	15 to 25 years
Oil sands upgraders, extraction plants and mine facilities	20 to 40 years
Oil sands mine equipment	5 to 15 years
Oil sands in situ processing facilities	30 years
Power generation and utility plants	40 years
Refineries, ethanol and lubricants plants	20 to 40 years
Marketing and other distribution assets	20 to 40 years

SUNCOR ENERGY INC. 2011 ANNUAL REPORT 89

The costs of major inspection, overhaul and turnaround activities that are capitalized are depreciated on a straight-line basis over the period to the next scheduled activity, which varies from two to five years.

Depreciation, depletion and amortization rates are reviewed annually, or when events or conditions occur that impact capitalized costs, reserves or estimated service lives.

(i)    Goodwill and Other Intangible Assets

The company accounts for business combinations using the acquisition method. The excess of the purchase price over the fair value of the identifiable net assets represents goodwill, and is allocated to the cash-generating units (CGUs) or groups of CGUs expected to benefit from the business combination.

Other intangible assets include acquired customer lists and brand value.

Goodwill and brand value have indefinite useful lives and are not subject to amortization. Customer lists are amortized over their expected useful lives, which range from five to 10 years. Expected useful lives of goodwill and other intangible assets are reviewed on an annual basis.

(j)    Impairment of Assets

Non-Financial Assets

Intangible assets that have an indefinite useful life are tested annually for impairment. Exploration and evaluation assets are tested for impairment immediately prior to costs being transferred to Property, Plant and Equipment. All other assets are tested for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable.

For the purposes of assessing impairment, assets are grouped into CGUs, defined as the lowest levels for which there are separately identifiable cash inflows. An impairment loss is recognized in Depreciation, Depletion, Amortization and Impairment for the amount by which the carrying amount of the individual asset or CGU exceeds its recoverable amount. The recoverable amount is the higher of the fair value less costs to sell and value-in-use. In determining fair value less costs to sell, recent market transactions are taken into account, if available. In the absence of such transactions, an appropriate valuation model is used. Value-in-use is assessed using the present value of the expected future cash flows of the relevant asset or CGU. Exploration and evaluation assets are tested with the producing CGU for which the activity can be attributed or to the segment level it relates to when a producing CGU does not exist for the exploration and evaluation activity.

Impairments are reversed for all CGUs and individual assets, other than goodwill, to the extent that events or circumstances give rise to changes in the estimate of recoverable amount since the period the impairment was recorded. Impairment reversals are recognized within Depreciation, Depletion, Amortization and Impairment.

Financial Assets

At each reporting date, the company assesses whether there is evidence that a financial asset is impaired. If a financial asset carried at amortized cost is impaired, the amount of the loss is measured as the difference between the amortized cost of the loan or receivable and its recoverable amount. The loss is recognized in Depreciation, Depletion, Amortization and Impairment.

(k)   Assets Held For Sale

Assets and liabilities are classified as held for sale if their carrying amounts are expected to be recovered through a disposition rather than through continuing use. The assets or disposal groups are measured at the lower of their carrying amount and fair value less costs to sell. Impairment losses on initial classification as held for sale and subsequent gains or losses on remeasurement are recognized in Loss (Gain) on Disposal of Assets. Assets classified as held for sale are not depreciated, depleted or amortized.

(l)    Provisions

Provisions are recognized by the company when it has a legal or constructive obligation as a result of past events, it is probable that an outflow of economic resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Provisions are recognized for decommissioning and restoration obligations associated with the company's exploration and evaluation assets and property, plant and equipment. Provisions for decommissioning and restoration obligations are measured at the present value of management's best estimate of the future cash flows required to settle the present obligation, using the credit-adjusted risk-free interest rate. The value of the obligation is added to the carrying amount of the associated asset and amortized over the useful life of the asset. The provision is accreted over time through charges to Financing Expenses with actual

90 SUNCOR ENERGY INC. 2011 ANNUAL REPORT

expenditures charged against the accumulated obligation. Changes in the future cash flow estimates resulting from revisions to the estimated timing or amount of undiscounted cash flows are recognized as a change in the decommissioning and restoration provision and related asset.

(m)  Income Taxes

The company follows the liability method of accounting for income taxes whereby deferred income taxes may be recorded for the effect of differences between the accounting and income tax basis of an asset or liability. Deferred income tax assets and liabilities are measured using enacted or substantively enacted income tax rates at the balance sheet date that are anticipated to apply to taxable income in the years in which temporary differences are anticipated to be recovered or settled. Changes to these balances are recognized in earnings or in other comprehensive income in the period they occur. Investment tax credits are recorded as an offset to the related expenditures.

(n)   Pensions and Other Post-Retirement Benefits

The company sponsors defined benefit pension plans, defined contribution pension plans and other post-retirement benefits.

Company contributions to the defined contribution pension plans are expensed as incurred. The cost of the defined benefit pension plans and other post-retirement benefits is actuarially determined using the projected unit credit method based on present pay levels and management's best estimates of demographic and financial assumptions. Costs are recorded in Operating, Selling and General expense. Any actuarial gains or losses are recognized immediately through Other Comprehensive Income and transferred directly to Retained Earnings.

The liability recognized on the balance sheet is the present value of the defined benefit obligations less the fair value of plan assets.

(o)   Share-Based Compensation Plans

Under the company's share-based compensation plans, share-based awards are granted to executives, employees and non-employee directors. Compensation expense is recorded to Operating, Selling and General expense.

Stock options that give the holder the right to purchase common shares are accounted for as equity-settled plans. The expense is based on the fair value of the options at the time of grant and is recognized over the vesting periods of the respective options. A corresponding increase is recorded to Contributed Surplus. Consideration paid to the company on exercise of options is credited to Share Capital and the associated amount in Contributed Surplus is reclassified to Share Capital.

Share-based compensation awards that settle in cash or have the option to settle in cash or shares are accounted for as cash-settled plans. These are measured at fair value each reporting period and recognized as an expense over the vesting period, with a corresponding adjustment to liabilities. When awards are surrendered for cash, the cash settlement paid reduces the outstanding liability. When awards are exercised for common shares, consideration paid by the holder and the previously recognized liability associated with the options are recorded to Share Capital.

(p)   Financial Instruments

All financial instruments are initially recognized at fair value on the balance sheet, net of any transaction costs (except for financial instruments classified as fair value through profit and loss, where transaction costs are expensed as incurred). Subsequent measurement of financial instruments is based on their classification:

Fair Value through Profit and Loss

Financial assets and liabilities that are held for trading or that are designated as fair value through profit and loss upon initial recognition. Changes in their fair value are recognized in earnings.

Loans and Receivables

Non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Measured at amortized cost using the effective interest method.

Held-to-Maturity

Consists of non-derivative financial assets that the company has the intent and ability to hold until maturity. Measured at amortized cost using the effective interest method.

SUNCOR ENERGY INC. 2011 ANNUAL REPORT 91

Other Financial Liabilities

Financial liabilities not classified as fair value through profit and loss. Measured at amortized cost using the effective interest method.

Available for Sale

All other non-derivative financial assets are classified as available for sale, with changes in fair value recognized in other comprehensive income.

The company classifies its derivative financial instruments (except those designated as effective hedging instruments) as fair value through profit and loss, its cash and cash equivalents and accounts receivable as loans and receivables, its financial instruments included in other assets as available for sale, and its accounts payable and accrued liabilities, debt, and other long-term liabilities as other financial liabilities.

The company uses derivative financial instruments either to manage certain exposures to fluctuations in interest rates, commodity prices and foreign exchange rates, as part of its overall risk management program, or to earn trading revenues. Earnings impacts from derivatives used to manage a particular risk are reported as part of Other Income in the related operating segment. Gains or losses from trading activities are reported in Other Income as part of Corporate, Energy Trading and Eliminations.

Certain physical commodity contracts are deemed to be derivative financial instruments for accounting purposes. Physical commodity contracts entered into for the purpose of receipt or delivery in accordance with the company's expected purchase, sale or usage requirements are not considered to be derivative financial instruments.

Derivatives embedded in other financial instruments or other host contracts are recorded as separate derivatives when their risks and characteristics are not closely related to those of the host contract.

(q)   Hedging Activities

The company may apply hedge accounting to arrangements that qualify for designated hedge accounting treatment. Documentation is prepared at the inception of a hedge relationship in order to qualify for hedge accounting. Designated hedges are assessed at each reporting date to determine if the relationship between the derivative and the underlying hedged exposure is still effective and to quantify any ineffectiveness in the relationship.

If the derivative is designated as a fair value hedge, changes in the fair value of the derivative and changes in the fair value of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of the changes in fair value of the derivative are initially recorded in other comprehensive income and are recognized in earnings when the hedged item is realized. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings immediately. Changes in the fair value of a derivative designated in a fair value or cash flow hedge are recognized in the same line item as the underlying hedged item.

(r)    Share Capital

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects.

(s)    Dividend Distributions

Dividends on common shares are recognized in the period in which the dividends are approved by the company's Board of Directors.

(t)    Earnings per Share

Basic earnings per share is calculated by dividing the net earnings for the period by the weighted-average number of common shares outstanding during the period.

Diluted earnings per share is calculated by adjusting the weighted-average number of common shares outstanding for dilutive common shares related to the company's share-based compensation plans. The number of shares included is computed using the treasury stock method. For share-based compensation plans that may be settled in ordinary shares or cash at the holder's option, the more dilutive of cash settlement and share settlement is used in calculating diluted earnings per share.

92 SUNCOR ENERGY INC. 2011 ANNUAL REPORT

4. SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS

Oil and Gas Reserves and Resources

Certain depletion, depreciation, impairment and decommissioning and restoration charges are measured based on the company's estimate of oil and gas reserves and resources. The estimation of reserves and resources is an inherently complex process and involves the exercise of professional judgment. All reserves and certain resources have been evaluated at December 31, 2011 by independent petroleum consultants in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities. The reserves and resources estimates are based on the definitions and guidelines contained in the Canadian Oil and Gas Evaluation Handbook.

Oil and gas reserves and resources estimates are based on a range of geological, technical and economic factors, including projected future rates of production, projected future commodity prices, engineering data, and the timing and amount of future expenditures, all of which are subject to uncertainty. Assumptions reflect market and regulatory conditions existing at December 31, 2011, which could differ significantly from other points in time throughout the year, or future periods. Changes in market and regulatory conditions and assumptions can materially impact the estimation of net reserves.

Exploration and Evaluation Costs

Certain exploration and evaluation costs are initially capitalized with the intent to establish commercially viable reserves. The company is required to make estimates and judgment about future events and circumstances regarding the economic viability of extracting the underlying resources. The costs are subject to technical, commercial and management review to confirm the continued intent to develop and extract the underlying resources. Unsuccessful drilling, or changes to project economics, resource quantities, expected production techniques, production costs and required capital expenditures, are important factors when making this determination. If a judgment is made that the extraction of resources is not viable, the associated exploration and evaluation costs are impaired and charged to net earnings.

Decommissioning and Restoration Costs

The company recognizes liabilities for the future decommissioning and restoration of exploration and evaluation assets and property, plant and equipment. These provisions are based on estimated costs, which take into account the anticipated method and extent of restoration, technological advances and the possible future use of the site. Actual costs are uncertain and estimates can vary as a result of changes to relevant laws and regulations, the emergence of new technology, operating experience, prices and closure plans. The expected timing of future decommissioning and restoration may change due to certain factors, including reserve life. Changes to assumptions related to future expected costs, discount rates and timing may have a material impact on the amounts presented.

Deferred Income Taxes

Deferred tax assets are recognized when it is considered probable that deductible temporary differences will be recovered in the foreseeable future. To the extent that future taxable income and the application of existing tax laws in each jurisdiction differ significantly from the company's estimate, the ability of the company to realize the deferred tax assets could be impacted.

Deferred tax liabilities are recognized when there are taxable temporary differences that will reverse and result in a future outflow of funds to a taxation authority. The company records a provision for the amount that is expected to be settled, which requires the application of judgment as to the ultimate outcome. Deferred tax liabilities could be impacted by changes in the company's estimate of the likelihood of a future outflow, the expected settlement amount, and the tax laws in the jurisdictions in which the company operates.

Pensions and Other Post-Retirement Benefits

The company provides benefits to employees, including pensions and other post-retirement benefits. The cost of defined benefit pension plans and other post-retirement benefits received by employees is determined based on actuarial valuation methods and assumptions. Changes to assumptions related to discount rates, expected return on plan assets and annual rates of compensation increases may have a material impact on the amounts presented.

Impairment of Assets

A cash-generating unit (CGU) is defined as the lowest grouping of integrated assets that generate identifiable cash inflows that are largely independent of the cash inflows of other assets or groups of assets. The allocation of assets into CGUs requires significant judgment and interpretations with respect to the integration between assets, the existence of active markets, similar exposure to market risks, shared infrastructures, and the way in which management monitors the operations.

SUNCOR ENERGY INC. 2011 ANNUAL REPORT 93

The recoverable amounts of CGUs and individual assets have been determined based on the higher of fair value less costs to sell or value-in-use calculations. The key assumptions the company uses in estimating future cash flows for recoverable amounts are anticipated future commodity prices, expected production volumes, future operating and development costs, and refining margins. Changes to these assumptions will affect the recoverable amounts of CGUs and individual assets and may then require a material adjustment to their related carrying value.

Derivative Financial Instruments

When not directly observable in active markets, the company uses third-party models and valuation methodologies that utilize observable market data to estimate the fair value of derivative financial instruments. In addition to market information, the company incorporates transaction specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk.

5. RECENTLY ANNOUNCED ACCOUNTING PRONOUNCEMENTS

Financial Instruments: Recognition and Measurement

In November 2009, as part of the International Accounting Standards Board's (IASB) project to replace International Accounting Standard (IAS) 39 Financial Instruments: Recognition and Measurement, the IASB issued the first phase of IFRS 9 Financial Instruments. It contained requirements for the classification and measurement of financial assets, and was updated in October 2010 to incorporate financial liabilities. The standard is applicable for annual periods starting on or after January 1, 2015. The full impact of this standard will not be known until the phases addressing hedging and impairments have been completed.

Fair Value Measurements

In May 2011, the IASB issued IFRS 13 Fair Value Measurement, which establishes a single source of guidance for all fair value measurements, clarifies the definition of fair value, and enhances the disclosures on fair value measurement. Prospective application of this standard is effective for fiscal years beginning on or after January 1, 2013, with early application permitted. The company does not anticipate significant changes to its fair value measurements and related disclosures as a result of this standard.

Reporting Entity

In May 2011, the IASB issued IFRS 10 Consolidated Financial Statement, IFRS 11 Joint Arrangements, IFRS 12 Disclosures of Interests in Other Entities, and amendments to IAS 27 Separate Financial Statements and IAS 28 Investments in Associates and Joint Ventures.

IFRS 10 creates a single consolidation model by revising the definition of control in order to apply the same control criteria to all types of entities, including joint arrangements, associates and special purpose vehicles. IFRS 11 establishes a principle-based approach to the accounting for joint arrangements by focusing on the rights and obligations of the arrangement and limits the application of proportionate consolidation accounting to arrangements that meet the definition of a joint operation. IFRS 12 is a comprehensive disclosure standard for all forms of interests in other entities, including joint arrangements, associates and special purpose vehicles.

Retrospective application of these standards with relief for certain transactions is effective for fiscal years beginning on or after January 1, 2013, with earlier application permitted if all five standards are collectively adopted. The company is currently assessing the impact of these standards.

Employee Benefits

In June 2011, the IASB issued amendments to IAS 19 Employee Benefits, which revises the recognition, presentation and disclosure requirements for defined benefit plans. The revised standard requires immediate recognition of actuarial gains and losses in other comprehensive income, eliminating the previous options that were available, and enhances the disclosure requirements for defined benefit plans. Retrospective application of this standard is effective for fiscal years beginning on or after January 1, 2013, with early application permitted. The company does not anticipate significant impacts as a result of these amendments.

Production Stripping Costs

In October 2011, the IASB issued International Financial Reporting Interpretation Committee (IFRIC) 20 Stripping Costs in the Production Phase of a Surface Mine. This interpretation requires the capitalization and depreciation of stripping costs in the production phase if an entity can demonstrate that it is probable that future economic benefits will be realized, the costs can be reliably measured and the entity can identify the component of the ore body for which access has been improved. Retrospective application of this interpretation is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. The company does not anticipate significant impacts as a result of this interpretation.

94 SUNCOR ENERGY INC. 2011 ANNUAL REPORT

6. FIRST-TIME ADOPTION OF IFRS

Effective January 1, 2011, the company began reporting under IFRS, and the accounting policies disclosed in note 3 to these consolidated financial statements have been applied in preparing the financial statements for the years ended December 31, 2011 and 2010 and in the preparation of the company's opening balance sheet at January 1, 2010 (Transition Date).

In previous years, the company prepared its consolidated financial statements in accordance with Previous GAAP. Reconciliations from Previous GAAP to IFRS for comparative periods are provided on the following pages.

Reconciliation of Equity at December 31, 2010

($ millions)	Previous GAAP (1)	Presentation Changes for Discontinued Operations (2)	Other Presentation Changes (3)	IFRS Adjustments (4)	IFRS

Assets
Current assets
Cash and cash equivalents	1 077	—	—	—	1 077
Accounts receivable	5 253	—	—	—	5 253
Inventories	3 141	—	—	—	3 141
Income taxes receivable	734	—	—	—	734
Deferred income taxes	210	—	(210)	—	—
Assets held for sale (5)	98	658	—	6	762

Total current assets	10 513	658	(210)	6	10 967
Property, plant and equipment, net (5)(6)(7)(8)(9)(10)(14)	55 290	—	(3 961)	(1 371)	49 958
Exploration and evaluation	—	—	3 961	—	3 961
Other assets	451	—	(221)	—	230
Goodwill	3 201	—	(3 201)	—	—
Goodwill and other intangible assets	—	—	3 422	—	3 422
Deferred income taxes	56	—	13	—	69
Assets of discontinued operations	658	(658)	—	—	—

Total assets	70 169	—	(197)	(1 365)	68 607

Liabilities and Shareholders' Equity
Current liabilities
Short-term debt	2	—	1 982	—	1 984
Current portion of long-term debt	518	—	—	—	518
Accounts payable and accrued liabilities (11)(12)	6 942	—	(604)	105	6 443
Current portion of provisions	—	—	604	4	608
Income taxes payable	929	—	—	—	929
Deferred income taxes	37	—	(37)	—	—
Liabilities associated with assets held for sale (5)(6)(14)	98	484	—	4	586

Total current liabilities	8 526	484	1 945	113	11 068
Long-term debt (7)	11 669	—	(1 982)	142	9 829
Accrued liabilities and other	4 154	—	(4 154)	—	—
Other long-term liabilities (11)(12)	—	—	1 861	242	2 103
Provisions (5)(6)	—	—	2 293	211	2 504
Deferred income taxes (14)	8 615	—	(160)	(544)	7 911
Liabilities of discontinued operations	484	(484)	—	—	—
Shareholders' equity (5)(6)(7)(8)(9)(10)(11)(12)(13)(14)	36 721	—	—	(1 529)	35 192

Total liabilities and shareholders' equity	70 169	—	(197)	(1 365)	68 607

See footnotes starting on page 98.

SUNCOR ENERGY INC. 2011 ANNUAL REPORT 95

Reconciliation of Equity at January 1, 2010

($ millions)	Previous GAAP (1)	Presentation Changes (3)	IFRS Adjustments (4)	IFRS

Assets
Current assets
Cash and cash equivalents	505	—	—	505
Accounts receivable	3 936	—	—	3 936
Inventories	2 971	—	—	2 971
Income taxes receivable	587	—	—	587
Deferred income taxes	332	(332)	—	—

Total current assets	8 331	(332)	—	7 999
Property, plant and equipment, net (5)(7)(8)(9)(14)	57 485	(4 297)	(1 632)	51 556
Exploration and evaluation	—	4 342	—	4 342
Other assets	536	(277)	—	259
Goodwill	3 201	(3 201)	—	—
Goodwill and other intangible assets	—	3 433	—	3 433
Deferred income taxes	193	17	—	210

Total assets	69 746	(315)	(1 632)	67 799

Liabilities and Shareholders' Equity
Current liabilities
Short-term debt	2	2 315	—	2 317
Current portion of long-term debt	25	—	—	25
Accounts payable and accrued liabilities (11)(12)	6 529	(882)	126	5 773
Current portion of provisions	—	882	—	882
Income taxes payable	1 274	—	—	1 274
Deferred income taxes	18	(18)	—	—

Total current liabilities	7 848	2 297	126	10 271
Long-term debt (7)	13 855	(2 315)	139	11 679
Accrued liabilities and other	5 062	(5 062)	—	—
Other long-term liabilities (11)(12)	—	2 053	20	2 073
Provisions (5)	—	3 009	296	3 305
Deferred income taxes (14)	8 870	(297)	(587)	7 986
Shareholders' equity (5)(7)(8)(9)(11)(12)(13)(14)	34 111	—	(1 626)	32 485

Total liabilities and shareholders' equity	69 746	(315)	(1 632)	67 799

See footnotes starting on page 98.

96 SUNCOR ENERGY INC. 2011 ANNUAL REPORT

Reconciliation of Comprehensive Income for the Year Ended December 31, 2010

($ millions)	Previous GAAP (1)	Presentation Changes for Discontinued Operations (2)	Other Presentation Changes (3)	IFRS Adjustments (4)	IFRS

Revenues and Other Income
Operating revenues	33 198	911	(2 106)	—	32 003
Less: Royalties	(1 937)	(41)	1 978	—	—

Operating revenues, net of royalties	31 261	870	(128)	—	32 003
Other income	491	—	110	—	601

	31 752	870	(18)	—	32 604

Expenses
Purchases of crude oil and products	14 911	(62)	(18)	—	14 831
Operating, selling and general (7)(11)(12)	7 810	185	—	(11)	7 984
Transportation	656	47	—	—	703
Depreciation, depletion, amortization and impairment (5)(7)(8)(9)(10)	3 813	264	—	(274)	3 803
Accretion of asset retirement obligations	178	27	(205)	—	—
Exploration	197	21	—	—	218
Gain on disposal of assets (6)	(107)	(814)	—	(54)	(975)
Project start-up costs	77	—	—	—	77
Financing expenses (income) (5)(7)	(30)	18	205	(6)	187

	27 505	(314)	(18)	(345)	26 828

Earnings before Income Taxes	4 247	1 184	—	345	5 776

Income Taxes
Current	1 004	192	—	—	1 196
Deferred (14)	555	109	—	87	751

	1 559	301	—	87	1 947

Net Earnings from Continuing Operations	2 688	883	—	258	3 829
Net Earnings from Discontinued Operations	883	(883)	—	—	—

Net Earnings	3 571	—	—	258	3 829

Other Comprehensive Income (Loss)
Foreign currency translation adjustment (5)(11)	(503)	—	63	3	(437)
Foreign currency translation adjustment relating to assets held for sale	—	—	(63)	—	(63)
Foreign currency translation reclassified to net earnings (6)	53	—	—	(4)	49
Cash flow hedges reclassified to net earnings	(1)	—	—	—	(1)
Actuarial loss on employee retirement benefit plans (11)(14)	—	—	—	(152)	(152)

Other Comprehensive Loss	(451)	—	—	(153)	(604)

Total Comprehensive Income	3 120	—	—	105	3 225

See footnotes starting on page 98.

SUNCOR ENERGY INC. 2011 ANNUAL REPORT 97

Explanation of Significant Adjustments

(1)
Represents amounts reported under Previous GAAP. Previous GAAP balances as at January 1, 2010 agree to December 31, 2009 balances reported in the company's 2009 Annual Report.

  Energy Supply and Trading Activities Income and Expenses have been reclassified to conform to net basis presentation adopted in the second quarter of 2011, with net amounts now recorded in Other Income (see note 8).

(2)
Certain assets held for sale reported as discontinued operations under Previous GAAP are not classified as such under IFRS.

(3)
Represents other presentation changes to comply with IFRS. A description of significant reclassifications is as follows:

•
Exploration and Evaluation assets reported within Property, Plant and Equipment under Previous GAAP are reflected as a separate line under IFRS.

•
Short-term debt instruments supported by a revolving credit facility with a separate lender are classified as Short-Term Debt under IFRS. These short-term debt instruments were classified as Long-Term Debt under Previous GAAP.

•
Liabilities encompassing significant uncertainty in timing or amount are reported as Provisions under IFRS. Under Previous GAAP, these liabilities were classified within Accounts Payable and Accrued Liabilities, and Accrued Liabilities and Other.

  There were no presentation changes made to the Consolidated Statements of Cash Flows.

(4)
Represents the impact on financial statements of transition to IFRS from Previous GAAP, except for presentation changes. The significant adjustments are described below, with the resulting impacts on income taxes described in paragraph (14).

(5)
Decommissioning and Restoration

Under Previous GAAP, increases in the estimated cash flows were discounted using the current credit-adjusted risk-free rate, while downward revisions in the estimated cash flows were discounted using the credit-adjusted risk-free rate that existed when the original liability was recognized. Under IFRS, estimated cash flows are discounted using the credit-adjusted risk-free rate that exists at the balance sheet date.

In accordance with IFRS 1, the company elected to remeasure its decommissioning and restoration costs at the Transition Date and has estimated the related asset by discounting the liability to the date in which the liability arose and recalculated the accumulated depreciation, depletion and amortization under IFRS. The impacts on the financial statements were as follows:

($ millions)	As at and for the year ended Dec 31, 2010	As at Jan 1, 2010

Assets held for sale	6	—
Property, plant and equipment, net	(688)	(690)
Liabilities associated with assets held for sale	27	—
Provisions	217	296
Foreign currency translation	1	—
Retained earnings	(927)	(986)
Depreciation, depletion, amortization and impairment	(40)	—
Financing expenses (income)	(19)	—
Foreign currency translation adjustment	1	—

(6)
Dispositions

The net carrying values of disposed properties have been adjusted to reflect their respective IFRS adjustments, resulting in revised gains or losses upon disposal of the assets. The impacts on the financial statements were as follows:

($ millions)	As at and for the year ended Dec 31, 2010	As at Jan 1, 2010

Property, plant and equipment, net	22	—
Liabilities associated with assets held for sale	(18)	—
Provisions	(10)	—
Foreign currency translation	(4)	—
Retained earnings	54	—
Gain on disposal of assets	(54)	—
Foreign currency translation reclassified to net earnings	(4)	—

98 SUNCOR ENERGY INC. 2011 ANNUAL REPORT

(7)
Leases

In accordance with IFRS 1, the company elected to evaluate whether certain arrangements contain a lease based on the facts and circumstances existing at Transition Date. Pursuant to such evaluation, the company has accounted for certain arrangements as finance leases under IFRS. The impacts on the financial statements were as follows:

($ millions)	As at and for the year ended Dec 31, 2010	As at Jan 1, 2010

Property, plant and equipment, net	101	103
Long-term debt	142	139
Retained earnings	(41)	(36)
Operating, selling and general	(13)	—
Depreciation, depletion, amortization and impairment	5	—
Financing expenses (income)	13	—

(8)
Derecognition of Assets

Under Previous GAAP, carrying amounts of property, plant and equipment assets were derecognized when no future economic benefits were expected from their use. Under IFRS, this derecognition of assets occurs at the component level. The impacts on the financial statements were as follows:

($ millions)	As at and for the year ended Dec 31, 2010	As at Jan 1, 2010

Property, plant and equipment, net	(141)	(113)
Retained earnings	(141)	(113)
Depreciation, depletion, amortization and impairment	28	—

(9)
Fair Value as Deemed Cost

The company has applied the IFRS 1 election to record certain assets of property, plant and equipment at fair value on the Transition Date. The exemption has been applied to refinery assets located in Eastern Canada and certain natural gas assets in Western Canada. When estimating fair value, market information for similar assets was used, and where market information was not available, management relied on internally generated cash flow models using discount rates specific to the asset and long-term forecasts of commodity prices and refining margins. The aggregate of these fair values was $1.370 billion, resulting in a reduction of the carrying amount of property, plant and equipment as at January 1, 2010. Under Previous GAAP, impairment losses were recorded in the third quarter of 2010 for certain of these natural gas properties. There were no impairment losses recognized during 2010 under IFRS, as these properties were adjusted to fair value at the Transition Date. The impacts on the financial statements were as follows:

($ millions)	As at and for the year ended Dec 31, 2010	As at Jan 1, 2010

Property, plant and equipment, net	(527)	(906)
Retained earnings	(527)	(906)
Depreciation, depletion, amortization and impairment	(379)	—

(10)
Impairment of Assets

Under Previous GAAP, an item of property, plant and equipment is deemed recoverable if the undiscounted future cash flows exceed the net carrying amount of the asset group. Under IFRS, recoverability of property, plant and equipment is based on the higher of fair value less costs to sell and value in use of the CGU.

Under IFRS, the company recognized impairment losses for certain CGUs within the Exploration and Production operating segment during 2010. The impaired natural gas assets are located within the Western Canadian Sedimentary Basin and were grouped into CGUs based on similar geological structure, shared infrastructure and similar exposure to market risks. Declining long-term natural gas prices have resulted in the carrying amounts for these CGUs exceeding their recoverable amounts. Recoverable amounts have been determined using the fair value less costs to sell method and based on internally generated

SUNCOR ENERGY INC. 2011 ANNUAL REPORT 99

cash flow projections. In determining fair value less costs to sell, the company considered recent transactions within the industry, long-term views of natural gas prices, externally evaluated reserve volumes, and discount rates specific to the asset. The impacts on the financial statements were as follows:

($ millions)	As at and for the year ended Dec 31, 2010	As at Jan 1, 2010

Property, plant and equipment, net	(112)	—
Retained earnings	(112)	—
Depreciation, depletion, amortization and impairment	112	—

(11)
Employee Benefits

Under Previous GAAP, unamortized actuarial gains and losses in respect of the company's defined benefit pension plans were recognized into earnings over the expected average remaining service life of employees. In accordance with IFRS 1, the company has elected to recognize all cumulative actuarial gains and losses directly in Retained Earnings at the Transition Date. Under IFRS, actuarial gains and losses incurred in the period are recorded in Other Comprehensive Income and then transferred directly to Retained Earnings.

Under Previous GAAP, the expense recognition period for other post-retirement benefit plans began on the employee's date of hire. Under IFRS, this period now commences when the employee reaches 45 years of age, the point at which the employee first starts accruing benefits under these plans.

The impacts on the financial statements were as follows:

($ millions)	As at and for the year ended Dec 31, 2010	As at Jan 1, 2010

Accounts payable and accrued liabilities	10	15
Other long-term liabilities	215	15
Foreign currency translation	2	—
Retained earnings	(227)	(30)
Operating, selling and general	(4)	—
Foreign currency translation adjustment	2	—
Actuarial loss on employee retirement benefit plans	(201)	—

(12)
Share-Based Compensation

Under Previous GAAP, the company recorded obligations for cash-settled share-based compensation plans using the intrinsic value method. Under IFRS, obligations for these same plans are recorded as a liability using the fair value method. For equity-settled share-based compensations plans, the company accrues the cost of employee stock options over the vesting period using the graded method of amortization rather than the straight-line method, which the company used under Previous GAAP. The impacts on the financial statements were as follows:

($ millions)	As at and for the year ended Dec 31, 2010	As at Jan 1, 2010

Accounts payable and accrued liabilities	95	111
Other long-term liabilities	27	5
Contributed surplus	2	10
Retained earnings	(124)	(126)
Operating, selling and general	(2)	—

100 SUNCOR ENERGY INC. 2011 ANNUAL REPORT

(13)
Foreign Exchange

In accordance with IFRS 1, the company elected at the Transition Date to transfer all foreign currency translation differences in respect of foreign operations that arose prior to the Transition Date to Retained Earnings. The impacts on the financial statements were as follows:

($ millions)	As at and for the year ended Dec 31, 2010	As at Jan 1, 2010

Foreign currency translation	248	248
Retained earnings	(248)	(248)

(14)
Income Taxes

The company recognized deferred income taxes primarily in respect of the above changes. The impacts on the financial statements were as follows:

($ millions)	As at and for the year ended Dec 31, 2010	As at Jan 1, 2010

Property, plant and equipment, net	(26)	(26)
Liabilities associated with assets held for sale	(5)	—
Deferred income taxes – liability	(544)	(587)
Retained earnings	523	561
Deferred income taxes – expense	87	—
Actuarial loss on employee retirement benefit plans	49	—

(15)
Earnings per Common Share

Under Previous GAAP, the dilutive impact of options with tandem stock appreciation rights or cash payment alternatives was not included in the calculation of diluted earnings per share. Under IFRS, these awards are considered potentially dilutive and are included in the calculation of the company's diluted net earnings per share calculation if they have a dilutive impact in the period.

The impact on the net earnings amount used in the calculation of diluted earnings per share for the year ended December 31, 2010 can be seen in note 13.

(16)
In addition to the IFRS 1 elections described in this note, the company has also applied the following elections:

•
Business combinations and acquisitions of interests in associates and joint ventures that occurred prior to the Transition Date were not restated in accordance with IFRS. An impairment test of associated goodwill was performed as at the Transition Date and no impairment losses were identified.

•
Borrowing costs capitalized for qualifying projects prior to the Transition Date were not restated for the specific measurement rules required by IFRS.

7. SEGMENTED INFORMATION

The company's operating segments are reported based on the nature of their products and services. The following summary describes the operations in each of the segments:

  •
  Oil Sands includes the company's operations in northeast Alberta to develop and produce synthetic crude oil and related products, through the recovery and upgrading of bitumen from mining and in situ operations. This segment also includes the company's 12% ownership interest in the Syncrude oil sands mining and upgrading joint venture, located near Fort McMurray, Alberta.

  •
  Exploration and Production includes exploration and production of natural gas, crude oil and natural gas liquids in Western Canada, offshore activity in East Coast Canada, with interests in the Hibernia, Terra Nova, White Rose and Hebron oilfields, and the exploration and production of crude oil and natural gas in the United Kingdom (U.K.), Norway, Libya and Syria.

  •
  Refining and Marketing includes the refining of crude oil products, and the distribution and marketing of these and other purchased products through refineries located in Canada and the United States (U.S.), as well as a lubricants plant located in Eastern Canada.

SUNCOR ENERGY INC. 2011 ANNUAL REPORT 101

The company also reports activities not directly attributable to an operating segment under Corporate, Energy Trading and Eliminations. This includes investments in renewable energy projects, and results relating to energy trading activities.

In the first quarter of 2011, the company combined its International and Offshore and Natural Gas segments into one new segment, Exploration and Production. All prior periods have been reclassified to conform to these segment definitions.

Intersegment sales of crude oil and natural gas are accounted for at market values and included, for segmented reporting, in revenues of the segment making the transfer and expenses of the segment receiving the transfer. Intersegment amounts are eliminated on consolidation. The company has one customer that individually represents 11% of the consolidated revenues for the year ended December 31, 2011. No other customers represent more than 10% of the consolidated revenues for the year ended December 31, 2011 (2010 – nil).

	Oil Sands		Exploration and Production		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
For the years ended December 31 ($ millions)	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010

Revenues and Other Income
Gross revenues	9 581	7 052	6 293	6 326	25 657	20 653	77	30	41 608	34 061
Intersegment revenues	3 420	2 638	491	717	56	207	(3 967)	(3 562)	—	—
Less: Royalties	(799)	(681)	(1 472)	(1 377)	—	—	—	—	(2 271)	(2 058)

Operating revenues, net of royalties	12 202	9 009	5 312	5 666	25 713	20 860	(3 890)	(3 532)	39 337	32 003
Other income	31	415	(3)	261	58	21	367	(96)	453	601

	12 233	9 424	5 309	5 927	25 771	20 881	(3 523)	(3 628)	39 790	32 604

Expenses
Purchases of crude oil and products	1 381	1 070	585	240	20 547	16 920	(3 790)	(3 399)	18 723	14 831
Operating, selling and general	5 169	4 537	850	933	2 182	2 200	223	314	8 424	7 984
Transportation	399	291	116	230	219	200	2	(18)	736	703
Depreciation, depletion, amortization and impairment	1 374	1 310	2 035	1 978	444	440	99	75	3 952	3 803
Exploration	56	6	60	212	—	—	—	—	116	218
Loss (gain) on disposal of assets	122	14	31	(998)	(16)	(30)	(1)	39	136	(975)
Project start-up costs	163	74	—	3	—	—	—	—	163	77
Financing expenses (income)	74	104	65	78	13	11	319	(6)	471	187

	8 738	7 406	3 742	2 676	23 389	19 741	(3 148)	(2 995)	32 721	26 828

Earnings (Loss) before Income Taxes	3 495	2 018	1 567	3 251	2 382	1 140	(375)	(633)	7 069	5 776
Income taxes	892	498	1 261	1 313	656	321	(44)	(185)	2 765	1 947

Net Earnings (Loss)	2 603	1 520	306	1 938	1 726	819	(331)	(448)	4 304	3 829

Capital and Exploration Expenditures	5 100	3 709	874	1 274	633	667	243	360	6 850	6 010

Total Assets ($ millions)	Dec 31 2011	Dec 31 2010	Jan 1 2010

Oil Sands	44 217	39 382	36 657
Exploration and Production	14 290	15 899	19 218
Refining and Marketing	13 150	11 292	9 748
Corporate, Energy Trading and Eliminations	3 120	2 034	2 176

	74 777	68 607	67 799

Geographical Information Operating Revenues, net of Royalties ($ millions)	2011	2010

Canada	31 876	24 053
Foreign	7 461	7 950

	39 337	32 003

102 SUNCOR ENERGY INC. 2011 ANNUAL REPORT

Non-Current Assets (1) ($ millions)	Dec 31 2011	Dec 31 2010	Jan 1 2010

Canada	53 794	50 033	50 348
Foreign	6 799	7 538	9 234

	60 593	57 571	59 582

(1)
Excludes deferred income tax assets.

8. OTHER INCOME

Other Income consists of the following:

($ millions)	2011	2010

Risk management activities	(22)	89
Energy trading activities (1)
Change in fair value of contracts	301	106
Unrealized losses on inventory valuation	(19)	(4)
Investment and interest income	141	44
Renewable energy grants	64	36
Other	(12)	35
Terra Nova redetermination (2)	—	295

	453	601

(1)
In the second quarter of 2011, the company completed a review of its energy supply and trading activities. It was determined that the nature and purpose of transactions previously presented on a gross basis in Energy Supply and Trading Activities income and expenses in the Consolidated Statements of Comprehensive Income have evolved such that they are more appropriately reflected through net presentation. Realized and unrealized gains and losses, and the underlying settlement of these contracts, is now recognized and recorded on a net basis.

Prior period comparative figures have been reclassified for comparability with the current period presentation. The impact is as follows:

($ millions, increase/(decrease))	Year ended December 31, 2010

Energy supply and trading activities income	(2 700)
Other income	102
Energy supply and trading activities expenses	(2 598)
Net earnings	—

(2)
In 2010, the joint owners of the Terra Nova oilfield finalized the redetermination of working interests under the Terra Nova Development and Operating Agreement following field payout on February 1, 2005. Suncor's working interest increased to 37.675% from 33.990%, and the other owners agreed to reimburse the company for its increased working interest from February 1, 2005 to December 31, 2010. As a result, the company recognized income of $295 million in 2010.

9. OPERATING, SELLING AND GENERAL

Operating, Selling and General expense consists of the following:

($ millions)	2011	2010

Contract services	4 107	3 997
Employee benefits (1)	2 062	2 149
Materials	882	1 175
Energy	712	546
Other	661	117

	8 424	7 984

(1)
The company incurred $2.5 billion of employee benefits costs for the year ended December 31, 2011 (2010 – $2.4 billion), of which $2.1 billion (2010 – $2.1 billion) was recorded as employee benefits expense in Operating, Selling and General expense. Employee benefits expense includes salaries, benefits and share-based compensation.

10. ASSET IMPAIRMENT

Libya

In the second quarter of 2011, the company recognized impairment losses of $514 million related to Libyan assets in its Exploration and Production business. At that time, production had been shut-in due to political violence in Libya.

In calculating the company's impairment in the second quarter of 2011, the recoverable amount was determined using a value-in-use methodology. The company used an expected cash flow approach based on 2010 year-end reserves data updated for current price forecasts, with three scenarios representing i) resumption of normal operations after one year, ii) resumption of

SUNCOR ENERGY INC. 2011 ANNUAL REPORT 103

normal operations after two years, and iii) total loss. These scenarios were probability-weighted based on the company's best estimates, and present valued using a risk-adjusted discount rate of 17%. The two scenarios where the company resumes production incorporated rebuilding costs.

The impairment losses were recorded as part of Depreciation, Depletion, Amortization and Impairment expense in the Consolidated Statements of Comprehensive Income, and charged against Property, Plant and Equipment ($259 million), Exploration and Evaluation assets ($211 million), and Inventories ($44 million) in the Consolidated Balance Sheets.

During the third quarter of 2011, a change in the Libyan government resulted in the lifting of certain sanctions that were impacting the company's operations in the country. In the fourth quarter of 2011, the company's joint venture partner restarted production in certain fields, and in January 2012 the company started to receive production payments. In addition, the joint venture partner confirmed the existence of crude oil written off in the second quarter of 2011, and the company reversed the $11 million impairment charge that related to crude oil inventories.

Discussions with the Libyan authorities have commenced on the status of existing contract terms, including production volumes and time frames for future exploration commitments. However, there is unpredictability around current production levels and ramp-up expectations, and the extent of the damage to the company's assets has not yet been fully assessed. Therefore, at December 31, 2011, there has been no change in the company's overall assessment of the impairment, and no reversal of impairment has been recognized except for the $11 million crude oil inventories.

Syria

In December 2011, the company suspended its operations with the Syrian General Petroleum Company and ceased recording production or revenues. These actions were taken as a result of sanctions announced by the European Union on December 2, 2011.

An impairment test was performed on the company's Syrian assets, which determined that the assets were not impaired at December 31, 2011. The recoverable amount was determined using the value-in-use methodology. The company used an expected cash flow approach based on current price forecasts and 2011 year-end reserves data, which take into account the long-term nature of natural gas reserves associated with these assets. The company used four scenarios representing i) resumption of normal operations after six months, ii) resumption of normal operations after one year, iii) resumption of normal operations after two years, and iv) total loss. These scenarios were probability-weighted based on the company's best estimates, and present valued using a risk-adjusted discount rate of 17%. The three scenarios where the company resumes normal operations assume that upon return the company will receive payment for any production during its absence.

The calculation of value-in-use is most sensitive to management's assumption on the timing of resumption of normal operations. If the probability weighting in the cash flow model was adjusted to reflect no probability of the company resuming normal operations within the next twelve months, the company's Syrian assets may be impaired.

The carrying value of the company's net assets in Syria at December 31, 2011 was approximately $900 million.

Other

During the fourth quarter of 2011, the company recognized a write-down of $100 million related to certain natural gas CGUs in the Exploration and Production business due to a decrease in price forecasts. The recoverable amount was determined using a fair value less costs to sell methodology, with the expected future cash flows based on 2011 year-end reserves data with third-party price forecasts and a discount rate of 12%.

During the second quarter of 2010, the company recognized a write-down of $189 million related to certain extraction equipment in the Oil Sands operating segment. These assets were being used in the development of an alternative extraction process to crush and slurry oil sands at the mine face, which the company has discontinued. Also during the second quarter of 2010, the company recognized a write-down of $44 million of certain land leases in the Exploration and Production operating segment. These assets are in areas of Western Canada and Alaska that the company does not plan to pursue given its strategic business alignment.

During the third quarter of 2010, the company recognized a write-down of $106 million related to certain North Sea assets in the Exploration and Production operating segment. An agreement to sell these assets was entered into during the quarter and the assets were written down to reflect fair value less cost to sell.

During the fourth quarter of 2010, the company recognized a charge of $112 million to reflect the write-down of certain assets in the Exploration and Production operating segment to reflect fair value based on discounted future cash flows.

These charges are included in Depreciation, Depletion, Amortization and Impairment expense in the Consolidated Statements of Comprehensive Income.

104 SUNCOR ENERGY INC. 2011 ANNUAL REPORT

11. FINANCING EXPENSES

($ millions)	2011	2010

Interest on debt	661	704
Capitalized interest at 6.0% (2010 – 5.4%)	(559)	(301)

Interest expense	102	403
Accretion	157	235
Foreign exchange loss (gain) on U.S. dollar denominated long-term debt	183	(426)
Other foreign exchange loss (gain)	29	(25)

Total financing expenses	471	187

12. INCOME TAXES

Income Tax Expense

($ millions)	2011	2010

Current:
Current year	1 103	1 172
Adjustments for prior years	18	24
Deferred:
Origination and reversal of temporary differences	1 258	770
Adjustments for prior years	(56)	(4)
Changes in tax rates and legislation	442	(15)

	2 765	1 947

Tax Recognized in Other Comprehensive Income

($ millions)	2011	2010

Employee retirement benefit plans	(117)	(49)

	(117)	(49)

There was no income tax recognized directly in equity during 2010 and 2011.

Reconciliation of Effective Tax Rate

The provision for income taxes reflects an effective tax rate that differs from the statutory tax rate. A reconciliation of the difference is as follows:

($ millions)	2011	2010

Earnings before income tax	7 069	5 776
Canadian statutory tax rate	27.19%	28.91%
Statutory tax	1 922	1 670
Add (deduct) the tax effect of:
Non-taxable component of capital gains and losses	(33)	(67)
Share-based compensation and other permanent items	34	1
Assessments and adjustments	(38)	20
Impact of income tax rate and legislative changes (1)	442	(15)
Canadian tax rate differential	(116)	(106)
Foreign tax rate differential	383	440
Non-taxable Libyan impairment charge	142	—
Other	29	4

	2 765	1 947

(1)
In March 2011, the U.K. government substantively enacted a 12% increase in the supplementary charge on U.K. oil and gas profits. Accordingly, in the first quarter of 2011, the company recognized an increase in deferred tax expense of $442 million related to the revaluation of deferred income tax balances.

SUNCOR ENERGY INC. 2011 ANNUAL REPORT 105

Deferred Income Tax Balances

Deferred income tax expense and net liabilities in the company's financial statements were comprised of the following:

	Consolidated Statements of Comprehensive Income		Consolidated Balance Sheets (1)

($ millions)	2011	2010	Dec 31 2011	Dec 31 2010	Jan 1 2010

Property, plant and equipment	967	612	10 725	9 453	9 236
Risk management and energy trading	—	27	9	27	—
Decommissioning and restoration provision	205	178	(507)	(713)	(891)
Employee retirement benefit plans	73	(50)	(518)	(492)	(393)
Tax loss carry-forwards	(213)	(251)	(558)	(372)	—
Partnership deferral reserve	594	—	594	121	—
Other	18	235	(86)	(182)	(176)

	1 644	751	9 659	7 842	7 776

(1)
The deferred income tax liability of $9.719 billion at December 31, 2011 (December 31, 2010 – $7.911 billion, January 1, 2010 – $7.986 billion) includes $9.713 billion (December 31, 2010 – $7.911 billion, January 1, 2010 – $7.724 billion) that will be settled beyond the next twelve months.

The deferred income tax asset of $60 million at December 31, 2011 (December 31, 2010 – $69 million, January 1, 2010 – $210 million) includes $47 million (December 31, 2010 – $51 million, January 1, 2010 – $94 million) that will be recovered beyond the next twelve months.

Change in Deferred Income Tax Balances

($ millions)	2011	2010

Beginning of year	7 842	7 776
Recognized in deferred income tax expense	1 644	751
Recognized in other comprehensive income	(117)	(49)
Other	290	(636)

End of year	9 659	7 842

No deferred tax liability has been recognized at December 31, 2011 on temporary differences of approximately $9 billion (2010 – $8 billion) associated with earnings retained in our investments in foreign subsidiaries, as the company is able to control the timing of the reversal of these differences. Based on current plans, repatriation of funds in excess of foreign reinvestment will not result in material additional income tax expense. Deferred distribution taxes associated with international business operations have not been recorded.

13. EARNINGS PER COMMON SHARE

($ millions)	2011	2010

Net earnings	4 304	3 829
Dilutive impact of accounting for awards as equity-settled (1)	(86)	(6)

Net earnings – diluted	4 218	3 823

(millions of common shares)
Weighted-average number of common shares	1 571	1 562
Dilutive securities:
Effect of share options	11	14

Weighted-average number of diluted common shares	1 582	1 576

(dollars per common share)
Basic earnings per share	2.74	2.45
Diluted earnings per share	2.67	2.43

(1)
Options with tandem stock appreciation rights or cash payment alternatives are accounted for as cash-settled plans. As these awards can be exchanged for common shares of the company, they are considered potentially dilutive and are included in the calculation of the company's diluted net earnings per share calculation if they have a dilutive impact in the period. Accounting for these awards as equity-settled was determined to have the most dilutive impact for the years ended December 31, 2011 and 2010.

106 SUNCOR ENERGY INC. 2011 ANNUAL REPORT

14. CASH AND CASH EQUIVALENTS

($ millions)	Dec 31 2011	Dec 31 2010	Jan 1 2010

Cash	832	358	205
Cash equivalents	2 971	719	300

	3 803	1 077	505

15. SUPPLEMENTAL CASH FLOW INFORMATION

The (increase) decrease in non-cash working capital is comprised of:

($ millions)	2011	2010

Accounts receivable	(263)	(568)
Inventories	(1 064)	(190)
Accounts payable and accrued liabilities	1 322	130
Provisions	203	(274)
Income taxes payable/receivable	70	(461)

Total	268	(1 363)

Relating to:
Operating activities	242	(1 170)
Investing activities	26	(193)

16. INVENTORIES

($ millions)	Dec 31 2011	Dec 31 2010	Jan 1 2010

Crude oil	1 321	916	781
Refined products	1 741	1 289	1 303
Materials, supplies and merchandise	592	564	532
Energy trading commodity inventories	551	372	355

Total (1)	4 205	3 141	2 971

(1)
At December 31, 2010, inventories of $11 million were reclassified to assets held for sale.

During 2011, product inventories of $18.7 billion (2010 – $14.8 billion) were expensed. There was a write-down of inventories of $33 million in 2011 – see note 10 (2010 – $nil).

17. ASSETS HELD FOR SALE

In the first quarter of 2011, the company completed the sale of certain non-core U.K. offshore assets for net proceeds of £90 million (Cdn$140 million). In the second and third quarters of 2011, the company completed the sale of certain non-core assets located in northern Alberta and northeast British Columbia for net proceeds of $164 million. The company recognized a loss of $31 million on these disposals in 2011.

During 2010, the company completed the sale of a number of non-core North American oil and gas properties for net proceeds of approximately $1.7 billion. The company also completed the disposition of certain international operations, including its shares in Petro-Canada Netherlands BV, assets in Trinidad and Tobago, and certain U.K. offshore assets, for net proceeds of approximately $900 million. The company recognized a gain of $868 million on these disposals in 2010.

SUNCOR ENERGY INC. 2011 ANNUAL REPORT 107

The company had no assets or liabilities classified as assets held for sale at December 31, 2011 or January 1, 2010. The assets and liabilities classified as held for sale at December 31, 2010 were as follows:

($ millions)	Dec 31 2010

Assets
Current assets	98
Property, plant and equipment, net	635
Exploration and evaluation	29

762

Liabilities
Current liabilities	98
Provisions	311
Deferred income taxes	177

586

18. PROPERTY, PLANT AND EQUIPMENT

($ millions)	Oil and Gas Properties	Plant and Equipment	Total

Cost
At January 1, 2010	19 947	39 179	59 126
Additions	1 363	4 356	5 719
Transfers from exploration and evaluation	3	—	3
Changes in decommissioning and restoration	(67)	18	(49)
Disposals	(2 947)	(739)	(3 686)
Transfers to assets held for sale	(711)	—	(711)
Foreign exchange adjustments	(607)	(97)	(704)

At December 31, 2010	16 981	42 717	59 698
Additions	1 358	4 952	6 310
Transfers from exploration and evaluation	237	—	237
Acquisitions (note 33)	—	126	126
Changes in decommissioning and restoration	1 862	15	1 877
Disposals	(405)	(2 717)	(3 122)
Foreign exchange adjustments	256	50	306

At December 31, 2011	20 289	45 143	65 432

Accumulated provision
At January 1, 2010	(2 076)	(5 494)	(7 570)
Depreciation and depletion	(1 647)	(1 441)	(3 088)
Impairment	(218)	—	(218)
Disposals	795	208	1 003
Transfers to assets held for sale	76	—	76
Foreign exchange adjustments	42	15	57

At December 31, 2010	(3 028)	(6 712)	(9 740)
Depreciation and depletion	(1 622)	(1 770)	(3 392)
Impairment	(359)	—	(359)
Disposals	316	356	672
Foreign exchange adjustments	(13)	(11)	(24)

At December 31, 2011	(4 706)	(8 137)	(12 843)

Net property, plant and equipment
January 1, 2010	17 871	33 685	51 556
December 31, 2010	13 953	36 005	49 958
December 31, 2011	15 583	37 006	52 589

108 SUNCOR ENERGY INC. 2011 ANNUAL REPORT

	Dec 31, 2011			Dec 31, 2010
($ millions)	Cost	Accumulated provision	Net property, plant and equipment	Cost	Accumulated provision	Net property, plant and equipment

Oil Sands	41 679	(6 548)	35 131	37 485	(5 206)	32 279
Exploration and Production	13 757	(4 018)	9 739	12 822	(2 522)	10 300
Refining and Marketing	8 834	(1 953)	6 881	8 491	(1 776)	6 715
Corporate, Energy Trading and Eliminations	1 162	(324)	838	900	(236)	664

	65 432	(12 843)	52 589	59 698	(9 740)	49 958

At December 31, 2011, the balance of assets under construction, and not subject to depreciation or depletion, was $16.2 billion (December 31, 2010 – $15.9 billion, January 1, 2010 – $15.1 billion).

At December 31, 2011, property, plant and equipment included finance leases with a net book value of $425 million (December 31, 2010 – $403 million, January 1, 2010 – $376 million).

19. EXPLORATION AND EVALUATION ASSETS

($ millions)	2011	2010

Beginning of year	3 961	4 342
Acquisitions	716	—
Additions	657	275
Transfers to oil and gas assets	(237)	(3)
Dry hole expenses	(21)	(45)
Disposals	(263)	(342)
Impairment (note 10)	(211)	(44)
Amortization	(44)	(54)
Transfers to assets held for sale	—	(29)
Foreign exchange adjustments	(4)	(139)

End of year	4 554	3 961

20. OTHER ASSETS

($ millions)	Dec 31 2011	Dec 31 2010	Jan 1 2010

Investments	228	135	148
Other	83	95	111

	311	230	259

21. GOODWILL AND OTHER INTANGIBLE ASSETS

	Oil Sands	Refining and Marketing
($ millions)	Goodwill	Goodwill	Brand name	Customer lists	Total

At January 1, 2010	3 019	182	166	66	3 433
Amortization	—	—	—	(11)	(11)

At December 31, 2010	3 019	182	166	55	3 422
Derecognition of goodwill (note 33)	(267)	(8)	—	—	(275)
Additions	—	—	—	3	3
Amortization	—	—	—	(11)	(11)

At December 31, 2011	2 752	174	166	47	3 139

The company performed its most recent goodwill impairment test at July 31, 2011. Recoverable amounts for the Oil Sands CGUs were based on fair value less costs to sell calculated using the present value of the CGUs' expected future cash flows. The

SUNCOR ENERGY INC. 2011 ANNUAL REPORT 109

primary sources of cash flow information are derived from business plans approved by executives of the company, which were developed based on macroeconomic factors such as forward price curves for benchmark commodities, inflation rates and industry supply-demand fundamentals. When required, the projected cash flows in the business plan have been updated to reflect current market assessments of key assumptions, including long-term forecasts of commodity prices, inflation rates, foreign exchange rates and discount rates specific to the asset.

Cash flow forecasts are also based on past experience, historical trends and third-party evaluations of the company's reserves and resources to determine production profiles and volumes, operating costs, maintenance and capital expenditures. Production profiles, reserve volumes, operating costs, maintenance and capital expenditures are consistent with the estimates approved through the company's annual reserves evaluation process and determine the duration of the underlying cash flows used in the discounted cash flow test.

Future cash flow estimates are adjusted to reflect risks specific to the asset and discounted using after-tax discount rates. The discount rate is calculated based on the weighted-average cost of capital that is implicit in current market transactions for similar assets. The after-tax discount rate applied to cash flow projections was 11% at July 31, 2011 (July 31, 2010 – 11%) with a growth rate equal to the current inflation rate of 2% (July 31, 2010 – 2%). As a result of this analysis, management did not identify impairment within the Oil Sands operating segment and the associated allocated goodwill.

22. DEBT AND CREDIT FACILITIES

Debt and credit facilities are comprised of the following:

Short-Term Debt

($ millions)	Dec 31 2011	Dec 31 2010	Jan 1 2010

Commercial paper (1)	761	1 982	2 315
Other	2	2	2

Total short-term debt	763	1 984	2 317

(1)
The commercial paper is supported by a revolving credit facility with a separate lender. The company is authorized to issue commercial paper to a maximum of $2.5 billion having a term not to exceed 365 days. The weighted-average interest rate as at December 31, 2011 was 0.4% (December 31, 2010 – 1.2%, January 1, 2010 – 0.5%).

110 SUNCOR ENERGY INC. 2011 ANNUAL REPORT

Long-Term Debt

($ millions)	Dec 31 2011	Dec 31 2010	Jan 1 2010

Fixed-term debt, redeemable at the option of the company
6.85% Notes, due 2039 (US$750)	763	746	785
6.80% Notes, due 2038 (US$900)	942	922	972
6.50% Notes, due 2038 (US$1150)	1 170	1 144	1 204
5.95% Notes, due 2035 (US$600)	566	552	578
5.95% Notes, due 2034 (US$500)	509	497	523
5.35% Notes, due 2033 (US$300)	263	255	266
7.15% Notes, due 2032 (US$500)	509	497	523
6.10% Notes, due 2018 (US$1250)	1 271	1 243	1 308
6.05% Notes, due 2018 (US$600)	621	609	643
5.00% Notes, due 2014 (US$400)	413	406	429
4.00% Notes, due 2013 (US$300)	305	298	313
7.00% Debentures, due 2028 (US$250)	263	257	271
7.875% Debentures, due 2026 (US$275)	312	307	325
9.25% Debentures, due 2021 (US$300)	376	375	402
5.39% Series 4 Medium Term Notes, due 2037	600	600	600
5.80% Series 4 Medium Term Notes, due 2018	700	700	700
6.70% Series 2 Medium Term Notes, due 2011 (1)	—	500	500

	9 583	9 908	10 342
Revolving-term debt, with variable interest rates
Bankers' acceptances and LIBOR loans (weighted-average interest rate at January 1, 2010 – 0.9%)	—	—	929

Total unsecured long-term debt	9 583	9 908	11 271
Secured long-term debt	13	13	13
Finance leases (2)	476	477	465
Fair value adjustment related to interest rate swaps	—	8	18
Deferred financing costs	(56)	(59)	(63)

	10 016	10 347	11 704
Current portion of long-term debt
6.70% Series 2 Medium Term Notes, due 2011 (1)	—	(500)	—
Finance leases (2)	(12)	(10)	(14)
Fair value adjustment related to interest swaps	—	(8)	(11)

	(12)	(518)	(25)

Total long-term debt	10 004	9 829	11 679

(1)
The company entered into an interest rate swap transaction on $200 million of the principal amount of this note. In August 2011, the principal was repaid and the interest rate swap instruments expired. The interest rate swaps resulted in an average effective interest rate on the $200 million principal of 2.5% for the first seven months of 2011 (2010 – 1.9%).

(2)
Interest rates range from 4.7% to 13.4%, and maturity dates range from 2012 to 2037.

Required Debt Repayments

Required debt repayments for finance leases, short-term debt and long-term debt are as follows:

($ millions)	Repayment

2012	775
2013	331
2014	421
2015	16
2016	17
Thereafter	9 205

Total	10 765

SUNCOR ENERGY INC. 2011 ANNUAL REPORT 111

Credit Facilities

A summary of available and unutilized credit facilities is as follows:

($ millions)	2011

Fully revolving for a period of one year and expires in 2013	2 000
Fully revolving for a period of four years and expires in 2013	203
Fully revolving for a period of five years and expires in 2016	3 000
Can be terminated at any time at the option of the lenders	612

Total available credit facilities	5 815

Credit facilities supporting outstanding commercial paper	(761)
Credit facilities supporting standby letters of credit	(626)

Total unutilized credit facilities	4 428

23. OTHER LONG-TERM LIABILITIES

($ millions)	Dec 31 2011	Dec 31 2010	Jan 1 2010

Pensions and other post-retirement benefits (note 24)	1 683	1 275	1 143
Share-based compensation plans (note 27)	187	331	224
Deferred revenue	84	94	94
Fort Hills purchase obligation (1)	275	327	322
Libya EPSAs signature bonus (2)	73	38	280
Other	90	38	10

	2 392	2 103	2 073

(1)
As part of the acquisition of Petro-Canada in 2009, the company assumed an obligation relating to Petro-Canada's acquisition of an additional 5% interest in the Fort Hills project in 2007 from another partner in the project. To pay for this investment the company will fund $375 million of expenditures in excess of its working interest. At December 31, 2011, the carrying amount of the Fort Hills obligation, based on the discounted estimated payout pattern for the funding, was $327 million (2010 – $327 million), of which the current portion is $52 million (2010 – $nil) and is recorded in Accounts Payable and Accrued Liabilities.

(2)
The company also assumed the remaining US$500 million obligation for a signature bonus relating to Petro-Canada's ratification of six Exploration and Production Sharing Agreements (EPSAs) in Libya payable in several instalments to be paid through 2013. The company also has a US$47 million obligation related to merger consent. At December 31, 2011, the carrying amount of the total Libya obligation was $342 million (2010 – $287 million), of which the current portion is $269 million (2010 – $249 million) and is recorded in Accounts Payable and Accrued Liabilities.

24. PENSIONS AND OTHER POST-RETIREMENT BENEFITS

The company's defined benefit pension plans provide pension benefits at retirement based on years of service and final average earnings. These obligations are met through funded registered retirement plans and through unregistered supplementary pensions and senior executive retirement plans that are voluntarily funded through retirement compensation arrangements, and/or paid directly to recipients. The amount and timing of future funding for these supplementary plans is subject to capital availability and is at the company's discretion. Company contributions to the funded plans are deposited with independent trustees who act as custodians of the plans' assets, as well as the disbursing agents of the benefits to recipients. Plan assets are managed by a pension committee on behalf of beneficiaries. The committee retains independent managers and advisors.

Funding of the registered retirement plans complies with applicable regulations that require actuarial valuations of the pension funds at least once every three years in Canada, depending on funding status, and every year in the United States. The most recent valuation was performed as at December 31, 2011. The company uses a measurement date of December 31 to value the plan assets and accrued benefit obligation for accounting purposes.

The company's other post-retirement benefits programs are unfunded and include certain health care and life insurance benefits provided to retired employees and eligible surviving dependants.

The company also provides a number of defined contribution plans, including a U.S. 401(k) savings plan, that provide for an annual contribution of 5% to 9% of each participating employee's pensionable earnings.

112 SUNCOR ENERGY INC. 2011 ANNUAL REPORT

Defined Benefit Obligations and Funded Status

	Pension Benefits		Other Post-Retirement Benefits
($ millions)	2011	2010	2011	2010

Change in benefit obligation
Benefit obligation at beginning of year	3 219	2 875	462	401
Current service costs	111	87	10	10
Plan participants' contributions	13	11	—	—
Benefits paid	(161)	(151)	(17)	(12)
Interest costs	165	168	23	24
Foreign exchange	(18)	(14)	—	(1)
Settlements	(6)	—	—	—
Actuarial loss	375	243	32	40

Benefit obligation at end of year	3 698	3 219	510	462

Change in plan assets
Fair value of plan assets at beginning of year	2 335	2 072	—	—
Employer contributions	205	188	—	—
Plan participants' contributions	13	11	—	—
Benefits paid	(161)	(151)	—	—
Foreign exchange	3	(9)	—	—
Settlements	(7)	—	—	—
Expected return on plan assets	160	142	—	—
Actuarial gain (loss)	(49)	82	—	—

Fair value of plan assets at end of year	2 499	2 335	—	—

Net unfunded obligation	1 199	884	510	462

The net unfunded obligation is recorded in Accounts Payable and Accrued Liabilities and Other Long-Term Liabilities in the Consolidated Balance Sheets.

	Pension Benefits		Other Post-Retirement Benefits
($ millions)	2011	2010	2011	2010

Analysis of amount charged to earnings:
Current service costs	111	87	10	10
Interest costs	165	168	23	24
Settlement	1	—	—	—
Expected return on plan assets	(160)	(142)	—	—

Defined benefit plans expense	117	113	33	34
Defined contribution plans expense	43	40	—	—

Total benefits plans expense charged to earnings	160	153	33	34

Analysis of amount recognized in other comprehensive income:
Actual return less expected return on plan assets	49	(82)	—	—
Change in assumptions underlying the present value of the plan liabilities	367	240	(3)	45
Experience gains and losses arising on the plan liabilities	8	3	35	(5)

Actuarial loss recognized in other comprehensive income	424	161	32	40

Accumulated actuarial losses in retained earnings at December 31, 2011 were $657 million (December 31, 2010 – $201 million).

Actuarial Assumptions

The cost of the defined benefit pension plans and other post-retirement benefits received by employees is actuarially determined using the projected unit credit method of valuation that includes employee service to date and present pay levels, as well as projection of salaries and service to retirement.

SUNCOR ENERGY INC. 2011 ANNUAL REPORT 113

The significant weighted-average actuarial assumptions were as follows:

	Pension Benefits		Other Post-Retirement Benefits
(per cent)	2011	2010	2011	2010

Benefit Obligation at December 31
Discount rate	4.40	5.10	4.40	5.25
Rate of compensation increase	3.70	3.70	3.70	4.00
Benefit Plans Expense year ended December 31
Discount rate	5.10	5.85	5.25	6.00
Expected return on plan assets	6.70	6.65	N/A	N/A
Rate of compensation increase	3.70	3.90	4.00	4.00

The discount rate assumption is based on the interest rate on high-quality bonds with maturity terms equivalent to the benefit obligations.

The expected return on plan assets is the expected long-term rate of return on plan assets for the year and is based on plan assets at the beginning of the year that have been adjusted on a weighted-average basis for contributions and benefit payments expected for the year.

To estimate the expected long-term rate of return on plan assets, the company considered the current level of expected returns on the fixed income portion of the portfolio, the historical level of the risk premium associated with other asset classes in which the portfolio is invested and the expectation for future returns on each asset class. The expected return for each asset class was weighted based on the policy asset mix to develop an expected long-term rate of return on asset assumption for the portfolio.

In order to measure the expected cost of other post-retirement benefits, a 7% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2011 (2010 – 8%). It is assumed this rate will remain constant in 2012 and 2013 and will decrease 0.5% annually to 5% by 2017, and remain at that level thereafter.

Assumed health care cost trend rates may have a significant effect on the amounts reported for other post-retirement benefit obligations. A one per cent change in assumed health care cost trend rates would have the following effects:

($ millions)	1% increase	1% decrease

Effect on the aggregate service and interest costs	3	(2)
Effect on the benefit obligations	43	(35)

Plan Assets and Investment Objectives

The company's long-term investment objective is to secure the defined pension benefits while managing the variability and level of its contributions. The portfolio is rebalanced periodically as required, while ensuring that the maximum equity content is 65% at any time. Plan assets are restricted to those permitted by legislation, where applicable. Investments are made through pooled, mutual, segregated or exchange traded funds.

The company's weighted-average pension plan asset allocation based on market values as at December 31, 2011 and 2010, are as follows:

(per cent)	2011	2010

Equities	55	58
Fixed income	45	42

Total	100	100

Equity securities do not include any direct investments in Suncor shares.

The company expects to make cash contributions to its defined benefit pension plans in 2012 of $280 million.

114 SUNCOR ENERGY INC. 2011 ANNUAL REPORT

25. PROVISIONS

($ millions)	Decommissioning and Restoration (1)	Royalties (2)	Other	Total

At January 1, 2010	3 496	421	270	4 187
Liabilities incurred	80	145	212	437
Changes in estimates	(183)	(86)	64	(205)
Liabilities settled	(417)	(110)	(136)	(663)
Accretion	186	—	15	201
Asset divestitures	(470)	—	—	(470)
Foreign exchange	(59)	—	(5)	(64)

At December 31, 2010	2 633	370	420	3 423
Less: current portion	147	370	91	608
Less: associated with assets held for sale	311	—	—	311

	2 175	—	329	2 504

At December 31, 2010	2 633	370	420	3 423
Liabilities incurred	219	237	42	498
Changes in estimates	1 690	4	1	1 695
Liabilities settled	(496)	(256)	(63)	(815)
Accretion	140	—	6	146
Asset divestitures	(390)	—	—	(390)
Foreign exchange	5	—	1	6

At December 31, 2011	3 801	355	407	4 563
Less: current portion	372	355	84	811

	3 429	—	323	3 752

(1)
Represents decommissioning and restoration provisions associated with the retirement of property, plant and equipment. The total undiscounted amount of estimated future cash flows required to settle the obligations at December 31, 2011 was approximately $7.3 billion (December 31, 2010 – $5.5 billion). A weighted-average credit-adjusted risk-free interest rate of 4.3% was used to discount the provision recognized at December 31, 2011 (December 31, 2010 – 5.4%). The credit-adjusted risk-free rate used reflects the expected timeframe of the provisions. Payments to settle the decommissioning and restoration provisions occur on an ongoing basis and will continue over the lives of the operating assets, which can exceed fifty years.

(2)
In 2010, the Minister of Energy for Alberta provided notice to the company for the quality and transportation adjustments to be used under the Bitumen Valuation Methodology (Ministerial) Regulations for the term of the Suncor Royalty Amending Agreement that expires December 31, 2015. As a result, in 2010 the company recognized a recovery of provision amounts previously recorded in 2009 of $65 million. The company is still pursuing final settlement of the quality adjustment.

26. SHARE CAPITAL

Authorized

Common Shares

The company is authorized to issue an unlimited number of common shares without nominal or par value.

Preferred Shares

The company is authorized to issue an unlimited number of preferred shares in series, without nominal or par value.

Normal Course Issuer Bid

In the third quarter of 2011, the company announced a Normal Course Issuer Bid (NCIB) to purchase for cancellation up to $500 million of its common shares between September 6, 2011 and September 5, 2012. During the year, the company completed the NCIB by purchasing 17.1 million common shares for total consideration of $500 million. Of the amount paid, $222 million was charged to share capital and $278 million to retained earnings.

27. SHARE-BASED COMPENSATION

(a) Stock Option Plans

Stock options that give the holder the right to purchase common shares at the grant date market price subject to fulfilling vesting terms are accounted for as equity-settled plans. Stock options that the holder can settle for cash or common shares are accounted for as cash-settled plans.

SUNCOR ENERGY INC. 2011 ANNUAL REPORT 115

Equity-Settled Stock Option Plans

(i) Suncor Energy Inc. Stock Options

This plan replaced the pre-merger stock option plans of legacy Suncor and legacy Petro-Canada. Outstanding options that are cancelled, expire or otherwise result in no underlying common share being issued, will be available for issuance as options under this plan. Options granted have a seven-year life and vest annually over a three-year period.

(ii) Discontinued Plans

The following plans were in place prior to August 1, 2009: SunShare 2012 Performance Stock Options, Executive Stock Options, Key Contributor Stock Options, and legacy Petro-Canada Stock Options. For details of the terms and conditions of these plans, refer to the company's 2010 audited annual financial statements.

Fair values of options accounted for as equity-settled are estimated as at the grant date using the Monte-Carlo simulation approach for the SunShare 2012 plan and the Black-Scholes option-pricing model for all other plans. The weighted-average fair values of the options granted during the various periods and the weighted-average assumptions used in their determination are as noted below:

	2011	2010

Annual dividend per share	$0.43	$0.40
Risk-free interest rate	2.50%	2.02%
Expected life	5 years	5 years
Expected volatility	49%	50%
Weighted-average fair value per option	$16.52	$12.98

The expected life is based on historical experience and current expectations. The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the options is indicative of future trends.

Cash-Settled Stock Option Plans

(i) Suncor Energy Inc. Stock Options with TSARs

Options were granted under this plan between August 1, 2009 and July 31, 2010. Each option included a tandem stock appreciation right (TSAR). Options granted have a seven-year life and vest annually over a three-year period.

(ii) Legacy Petro-Canada Stock Options with CPAs

This plan was discontinued on August 1, 2009. Options were granted to executives and key employees, and can be settled in common shares or exchanged for a cash payment alternative (CPA). Options granted have a seven-year life and vest over periods of up to four years.

Fair values of options accounted for as cash-settled are estimated as at the reporting date using the Black-Scholes option-pricing model. The expected life assumption is based on historical data and current expectations. The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the options is indicative of future trends.

Changes in the total outstanding stock options were as follows:

	2011		2010
	Number (thousands)	Weighted-Average Exercise Price ($)	Number (thousands)	Weighted- Average Exercise Price ($)

Outstanding, beginning of year	67 638	32.94	72 024	32.52
Granted	5 840	41.08	4 297	31.86
Exercised	(9 918)	20.93	(5 292)	15.49
Forfeited/expired	(4 382)	40.51	(3 391)	42.51

Outstanding, end of year	59 178	35.25	67 638	32.94

Exercisable, end of year	39 482	32.03	46 266	29.91

Options are exercised regularly throughout the year. Therefore, the weighted-average share price during the year of $36.18 (2010 – $33.73) is representative of the weighted-average share price at the date of exercise.

116 SUNCOR ENERGY INC. 2011 ANNUAL REPORT

For the options outstanding at December 31, 2011, the exercise price ranges and weighted-average remaining contractual lives are shown below:

	Outstanding
Exercise Prices ($)	Number (thousands)	Weighted-Average Remaining Contractual Life (years)

11.96-14.99	7 346	1
15.00-29.99	10 503	3
30.00-45.99	23 636	4
46.00-49.99	16 575	3
50.00-69.97	1 118	3

Total	59 178	3

Common shares authorized for issuance by the Board of Directors that remain available for the granting of future options:

(thousands)	Dec 31 2011	Dec 31 2010	Jan 1 2010

	10 347	12 785	16 196

(b) Stock Appreciation Rights (SARs)

A SAR entitles the holder to receive a cash payment equal to the difference between the stated exercise price and the market price of the company's common shares on the date the SAR is exercised, and is accounted for as a cash-settled plan.

(i) Suncor Energy Inc. SARs

These SARs have a seven-year life and vest annually over a three-year period.

(ii) Legacy Petro-Canada SARs

This plan was discontinued on August 1, 2009. These SARs have a seven-year life and vest annually over a four-year period.

Fair values of SARs are estimated under the same methodology used for cash-settled stock options. Changes in the number of outstanding SARs were as follows:

	2011		2010
	Number (thousands)	Weighted-Average Exercise Price ($)	Number (thousands)	Weighted- Average Exercise Price ($)

Outstanding, beginning of year	11 285	28.97	14 065	28.63
Granted	197	41.26	353	31.85
Exercised	(2 003)	29.54	(734)	24.00
Forfeited/expired	(727)	28.10	(2 399)	28.99

Outstanding, end of year	8 752	29.32	11 285	28.97

Exercisable, end of year	5 625	31.49	4 939	32.28

(c) Share Unit Plans

The company's share unit plans are accounted for as cash-settled plans.

A performance share unit (PSU) is a time-vested award entitling employees to receive varying degrees of cash (0% – 200% of the company's share price at time of vesting) contingent upon Suncor's total shareholder return (stock price appreciation and dividend income) relative to a peer group of companies. PSUs vest approximately three years after the grant date.

A restricted share unit (RSU) is a time-vested award entitling employees to receive cash equal to the company's share price at the time of vesting. Typically, RSUs vest approximately three years after the grant date.

A deferred share unit (DSU) is redeemable for cash or a common share for a period of time after a unitholder ceases employment or Board membership. The DSU plan is limited to executives and members of the Board of Directors. Members of the Board of Directors receive one-half or, at their option, all of their compensation in the form of DSUs. Executives may elect to receive one-half, or all, of their annual incentive payment in the form of DSUs.

SUNCOR ENERGY INC. 2011 ANNUAL REPORT 117

Changes in the number of outstanding share units were as follows:

(thousands)	PSU	RSU	DSU

Outstanding, January 1, 2010	3 247	4 250	2 616
Granted	1 699	2 881	109
Redeemed for cash	(282)	(118)	(426)
Forfeited/expired	(917)	(563)	—

Outstanding, December 31, 2010	3 747	6 450	2 299
Granted	2 050	4 237	152
Redeemed for cash	(224)	(840)	(749)
Forfeited/expired	(913)	(553)	—

Outstanding, December 31, 2011	4 660	9 294	1 702

Fair values are estimated as at the reporting date using the Monte-Carlo simulation approach for PSUs and the Black-Scholes option-pricing model for other share unit plans. The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the share units is indicative of future trends.

Share-Based Compensation Expense (Recovery)

The following table summarizes the share-based compensation expense (recovery) recorded for all plans within Operating, Selling and General expense in the Consolidated Statements of Comprehensive Income.

($ millions)	2011	2010

Equity-settled plans	94	4
Cash-settled plans	(95)	190

Total share-based compensation expense (recovery)	(1)	194

Liability Recognized for Share-Based Compensation

The company has recorded a liability of $405 million as at December 31, 2011 (2010 – $666 million), of which $218 million was classified as current (2010 – $335 million), based on the fair value of awards accounted for as cash-settled. The intrinsic value of the vested awards at December 31, 2011 was $161 million (2010 – $225 million).

28. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The company's financial instruments consist of cash and cash equivalents, accounts receivable, derivative contracts, substantially all accounts payable and accrued liabilities, debt, and portions of other assets and other long-term liabilities.

Non-Derivative Financial Instruments

The fair values of cash and cash equivalents, accounts receivable, short-term debt, and accounts payable and accrued liabilities approximate their carrying values due to the short-term maturities of those instruments.

The fair value of the company's financial instrument included in other assets was calculated using a discounted cash flow model. The inputs used in the model were based on observable market data, where available.

The company's long-term debt and long-term financial liabilities are recorded at amortized cost using the effective interest method, except for a portion of debt that was recorded at fair value as part of a fair value hedging relationship until August 2011 (see note 22). At December 31, 2011, the carrying value of fixed-term debt accounted for under amortized cost was $9.6 billion (December 31, 2010 – $9.7 billion) and the fair value at December 31, 2011 was $11.4 billion (December 31, 2010 – $10.7 billion).

Derivative Financial Instruments

(a) Fair Value Hierarchy

To estimate fair value of derivatives, the company uses quoted market prices when available, or third-party models and valuation methodologies that utilize observable market data. In addition to market information, the company incorporates transaction specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk. However, these fair value estimates may not necessarily be indicative of the amounts that could be realized or settled in a

118 SUNCOR ENERGY INC. 2011 ANNUAL REPORT

current market transaction. The company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

  •
  Level 1 – inputs represent quoted prices in active markets for identical assets or liabilities. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

  •
  Level 2 – inputs other than quoted prices that are observable, either directly or indirectly, as of the reporting date. Level 2 valuations are based on inputs, including quoted forward prices for commodities, market interest rates, and volatility factors, which can be observed or corroborated in the marketplace.

  •
  Level 3 – inputs that are less observable, unavailable or where the observable data does not support the majority of the instrument's fair value.

In forming estimates, the company utilizes the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the measurement is categorized based upon the lowest level of input that is significant to the fair value measurement.

The following table presents the company's derivative financial instrument assets and liabilities measured at fair value for each hierarchy level as at December 31, 2011:

($ millions)	Level 1	Level 2	Level 3	Total Fair Value

Accounts receivable	11	3	13	27
Accounts payable	(72)	(14)	(7)	(93)

Balance at December 31, 2010	(61)	(11)	6	(66)

Accounts receivable	1	33	3	37
Accounts payable	(18)	(51)	(2)	(71)

Balance at December 31, 2011	(17)	(18)	1	(34)

(b) Designated as Part of a Qualifying Hedge Relationship

The company periodically enters into derivative financial instrument contracts such as interest rate swaps as part of its risk management strategy to manage its exposure to benchmark interest rate fluctuations. During 2011, the company held interest rate swaps designated as fair value hedges on $200 million of fixed-term debt. These swaps expired in August 2011. The fair value of these swaps as at December 31, 2010 was $8 million.

(c) Non-Designated Derivative Financial Instruments

Risk Management Derivatives

The company periodically enters into derivative contracts which although not accounted for as hedges because they have not been documented as such, or do not qualify under GAAP, are believed to be economically effective at managing exposure to commodity price movements and are a component of Suncor's overall risk management program.

Gains or losses associated with risk management derivatives are reported in the related operating segment as part of Other Income. The earnings impact associated with these contracts for the year ended December 31, 2011 was a loss of $22 million (2010 – gain of $89 million).

Energy Trading Derivatives

The company's Energy Trading group also uses physical and financial energy contracts, including swaps, forwards and options to earn trading revenues.

Gains or losses from trading activities are reported in Other Income as part of Corporate, Energy Trading and Eliminations. The earnings impact for the year ended December 31, 2011 was a gain of $301 million (2010 – gain of $106 million).

SUNCOR ENERGY INC. 2011 ANNUAL REPORT 119

Change in Fair Value of Non-Designated Derivative Financial Instruments

($ millions)	Risk Management	Energy Trading	Total

Fair value of contracts outstanding at January 1, 2010	(312)	(47)	(359)
Fair value of contracts realized during the period	236	(146)	90
Changes in fair value during the period	89	106	195

Fair value of contracts outstanding at December 31, 2010	13	(87)	(74)
Fair value of contracts realized during the period	9	(248)	(239)
Changes in fair value during the period	(22)	301	279

Fair value of contracts outstanding at December 31, 2011	—	(34)	(34)

Risk Management

The company is exposed to a number of different risks arising from financial instruments. These risk factors include market risks, comprising commodity price risk, foreign currency risk and interest rate risk, as well as liquidity risk and credit risk.

The company maintains a formal governance process to manage its financial risks. The company's Commodity Risk Management Committee (CRMC) is charged with the oversight of the company's trading and credit risk management activities. Trading activities are defined as strategic hedging, optimization trading, marketing and trading. The CRMC, acting under the authority of the company's Board of Directors, meets regularly to monitor limits on risk exposures, review policy compliance and validate risk-related methodologies and procedures.

The nature of the risks faced by the company and its policies for managing such risks remains unchanged from December 31, 2010.

1) Market Risk

Market risk is the risk or uncertainty arising from possible market price movements and their impact on the future performance of the business. The market price movements that could adversely affect the value of the company's financial assets, liabilities and expected future cash flows include commodity price risk, foreign currency exchange risk and interest rate risk.

(a) Commodity Price Risk

Suncor's financial performance is closely linked to crude oil prices (including pricing differentials for various product types), and to a lesser extent, natural gas and refined product prices. The company may reduce its exposure to commodity price risk through a number of strategies. These strategies include committing a portion of expected crude oil production to fixed price contracts, entering into option contracts to limit exposure to changes in crude oil prices and hedging natural gas exposures to manage regional price differentials.

Changes in crude oil and natural gas prices would have the following impact on pre-tax earnings for the company's outstanding derivative financial instruments at December 31, 2011 and 2010:

($ millions)	2011 (1)	Change	Pre-tax Earnings

Crude Oil	US$96.12/barrel
Price increase		US$1.00/barrel	(8)
Price decrease		US$1.00/barrel	8
Natural Gas	US$3.56/mcf
Price increase		US$0.10/mcf	(1)
Price decrease		US$0.10/mcf	1

($ millions)	2010 (1)	Change	Pre-tax Earnings

Crude Oil	US$93.37/barrel
Price increase		US$1.00/barrel	(4)
Price decrease		US$1.00/barrel	4
Natural Gas	US$4.99/mcf
Price increase		US$0.10/mcf	(4)
Price decrease		US$0.10/mcf	4

(1)
Prices represent the average of futures' prices at December 31, 2011 and 2010, respectively.

120 SUNCOR ENERGY INC. 2011 ANNUAL REPORT

(b) Foreign Currency Exchange Risk

The company is exposed to foreign currency exchange risk on revenues, capital expenditures, or financial instruments that are denominated in a currency other than the company's functional currency (Canadian dollars). As crude oil is priced in U.S. dollars, fluctuations in US$/Cdn$ exchange rates may have a significant impact on revenues. This exposure is partially offset through the issuance of U.S. dollar denominated long-term debt and by sourcing capital projects in U.S. dollars. A 1% change in the US$/Cdn$ exchange rate at December 31, 2011 would change pre-tax earnings by approximately $88 million (2010 – $90 million).

The company also has foreign operations whose functional currency is different than the company's functional currency. The main exposures relate to foreign operations whose functional currencies are in U.S. dollars or Euros (€). A 1% change in the US$/Cdn$ exchange rate and €/Cdn$ exchange rate at December 31, 2011 would impact other comprehensive income by approximately $45 million and $23 million, respectively (2010 – $37 million and $23 million, respectively).

(c) Interest Rate Risk

The company is exposed to interest rate risk as changes in interest rates may affect future cash flows and the fair values of its financial instruments. The primary exposure is related to its revolving-term debt (commercial paper, bankers' acceptances and LIBOR loans).

To manage the company's position with respect to interest expense, the company targets 30% to 50% of total debt to be exposed to floating interest rates. Over time, this floating/fixed rate mix will fluctuate based on prevailing market conditions and management's assessment of overall risk. The proportion of floating interest rate exposure at December 31, 2011 was 7% of total debt outstanding (2010 – 18%). The weighted-average interest rate on total debt for the year ending December 31, 2011 was 6.0% (2010 – 5.7%).

The company's net earnings are sensitive to changes in interest rates on the floating rate portion of the company's debt. To the extent interest expense is not capitalized, if interest rates applicable to floating rate instruments increased by 1%, it is estimated that the company's pre-tax earnings would decrease by approximately $8 million (2010 – $22 million). This assumes that the amount and mix of fixed and floating rate debt remains unchanged from December 31, 2011, and that the change in interest rates is effective from the beginning of the year.

2) Liquidity Risk

Liquidity risk is the risk that Suncor will not be able to meet its financial obligations when due. The company mitigates this risk by forecasting spending requirements and maintaining sufficient cash and credit facilities to meet these requirements. Suncor's cash and cash equivalents and available credit facilities at December 31, 2011 were $3.8 billion and $5.8 billion, respectively.

Surplus cash is invested into a range of short-dated money market securities. Investments are only permitted in high credit quality government or corporate securities. Diversification of these investments is maintained through counterparty credit limits.

The following table shows the timing of cash outflows related to trade and other payables and debt.

	December 31, 2011		December 31, 2010
($ millions)	Trade and other payables (1)	Debt (2)	Trade and other payables (1)	Debt (2)

Within one year	7 755	1 411	6 524	3 128
1 to 3 years	274	2 012	359	1 562
3 to 5 years	52	1 238	32	1 615
Over 5 years	—	17 259	—	17 473

Total	8 081	21 920	6 915	23 778

(1)
Includes the Fort Hills purchase obligation and the Libya EPSAs signature bonus.

(2)
Debt includes short-term debt, long-term debt, finance leases and interest payments on fixed-term debt and commercial paper.

3) Credit Risk

Credit risk is the risk that a customer or counterparty will fail to perform an obligation or fail to pay amounts due causing a financial loss. The company's credit policy is designed to ensure there is a standard credit practice throughout the company to measure and monitor credit risk. The policy outlines delegation of authority, the due diligence process required to approve a new customer or counterparty and the maximum amount of credit exposure per single entity. Before transactions begin with a new customer or counterparty, its creditworthiness is assessed, a credit rating is assigned and a maximum credit limit is allocated. The assessment process is outlined in the credit policy and considers both quantitative and qualitative factors. The company

SUNCOR ENERGY INC. 2011 ANNUAL REPORT 121

constantly monitors the exposure to any single customer or counterparty along with the financial position of the customer or counterparty. If it is deemed that a customer or counterparty has become materially weaker, the company will work to reduce the credit exposure and lower the credit limit allocated. Regular reports are generated to monitor credit risk and the Credit Committee meets quarterly to ensure compliance with the credit policy and review the exposures.

A substantial portion of the company's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risk. At December 31, 2011 and 2010, substantially all of the company's trade receivables were current. However, as a result of political unrest in Syria, the company has not received payment for recent production from its Syrian operations. The company has recorded a provision of $63 million against these receivables, which represents approximately half of the overall balance outstanding.

The company may be exposed to certain losses in the event that counterparties to derivative financial instruments are unable to meet the terms of the contracts. The company's exposure is limited to those counterparties holding derivative contracts with positive fair values at the reporting date. At December 31, 2011, the company's exposure was $37 million (December 31, 2010 – $27 million).

29. CAPITAL STRUCTURE FINANCIAL POLICIES

The company's primary capital management objective is to maintain a conservative balance sheet, which supports a solid investment-grade credit rating profile. This objective affords the company the financial flexibility and access to the capital it requires to execute on its growth objectives.

The company's capital is monitored through net debt to cash flow from operations (1) and total debt to total debt plus shareholders' equity.

Net debt to cash flow from operations is calculated as short-term debt plus total long-term debt less cash and cash equivalents divided by cash flow from operations for the year then ended.

Total debt to total debt plus shareholders' equity is calculated as short-term debt plus total long-term debt divided by short-term debt plus total long-term debt plus shareholders' equity.

Financial covenants associated with the company's various banking and debt agreements are reviewed regularly and controls are in place to maintain compliance with these covenants. The company complied with all financial covenants for the years ended December 31, 2011 and 2010.

The company's strategy during 2011, which was unchanged from 2010, was to maintain the measure set out in the following schedule. The company believes that achieving this capital target helps to provide the company access to capital at a reasonable cost by maintaining solid investment-grade credit ratings. The company operates in a cyclical business environment and ratios may periodically fall outside of management's targets.

At December 31 ($ millions)	Capital Measure Target	2011	2010

Components of ratios
Short-term debt		763	1 984
Current portion of long-term debt		12	518
Long-term debt		10 004	9 829

Total debt		10 779	12 331
Less: Cash and cash equivalents		3 803	1 077

Net debt		6 976	11 254

Shareholders' equity		38 600	35 192

Total capitalization (total debt plus shareholders' equity)		49 379	47 523

Cash flow from operations (1)		9 746	6 656

Net debt to cash from operations	<2.0 times	0.7	1.7

Total debt to total debt plus shareholders' equity		22%	26%

(1)
Cash flow from operations is expressed before changes in non-cash working capital.

122 SUNCOR ENERGY INC. 2011 ANNUAL REPORT

30. INTERESTS IN JOINT VENTURES

Significant jointly controlled entities at December 31, 2011 are set out below:

%

Fort Hills Energy L.P. (1)	40.8
Syncrude Canada Ltd. (2)	12.0
Voyageur Upgrader L.P. (3)	51.0
Magrath Windfarm Joint Venture	33.3
Chin Chute Windfarm Joint Venture	33.3
Ripley Windfarm Joint Venture	50.0
Wintering Hills Joint Venture	70.0
Chimies Parachem S.E.C. / Parachem Chemicals L.P.	51.0
UPI Inc.	50.0

(1)
The company's share of Fort Hills Energy L.P. was 60.0% at January 1, 2010 and December 31, 2010.

(2)
Syncrude Canada Ltd. is the operator of the Syncrude oil sands joint venture, a jointly controlled asset. Syncrude Canada Ltd. is responsible for the management and administration of this asset.

(3)
Voyageur Upgrader L.P. was a wholly-owned subsidiary at January 1, 2010 and December 31, 2010.

Summarized financial information for the company's share of its jointly controlled entities is shown below:

($ millions)	Dec 31 2011	Dec 31 2010	Jan 1 2010

Current assets	127	128	101
Non-current assets	2 935	1 227	1 246

	3 062	1 355	1 347

Current liabilities	135	183	148
Non-current liabilities	146	64	110

	281	247	258

Revenues and other income	541	672
Expenses	746	852

Net earnings	(205)	(180)

31. RELATED PARTY DISCLOSURES

Related Party Transactions

The company enters into transactions with related parties in the normal course of business. These are primarily sales to associated entities in the company's refining and marketing operations. Operating revenues after eliminations for these transactions were $780 million for the year ended December 31, 2011 (2010 – $730 million). At December 31, 2011, amounts due from related parties were $60 million (2010 – $60 million).

Compensation of Key Management Personnel

Compensation of the company's Board of Directors and members of the Executive Leadership Team for the years ended December 31 is as follows:

($ millions)	2011	2010

Short-term benefits	17	13
Pension and other post-retirement benefits	3	3
Share-based compensation	29	38

	49	54

SUNCOR ENERGY INC. 2011 ANNUAL REPORT 123

32. COMMITMENTS, CONTINGENCIES AND GUARANTEES

(a) Operating Commitments

Future payments under the company's operating leases for pipeline transportation agreements and for various premises, service stations and other property and equipment are as follows:

($ millions)	Dec 31 2011	Dec 31 2010	Jan 1 2010

Within one year	1 080	1 126	1 077
After one year but not more than five years	3 768	3 409	3 281
More than five years	8 785	8 386	8 019

	13 633	12 921	12 377

Significant operating leases expire at various dates through 2028. For the year ended December 31, 2011, operating lease expense was $1.1 billion (2010 – $1.0 billion).

Suncor also has commodity purchase arrangements which are transacted at market prices and in the normal course of business, which may terminate on short notice.

(b) Contingencies

The company reduces exposure to some operational risks by maintaining a comprehensive insurance program at limits and deductible amounts that management believes to be acceptable.

The company carries property damage and business interruption insurance with varying coverage limits and deductible amounts based on the asset. As of December 31, 2011, Suncor's insurance program includes a coverage limit of up to US$1.3 billion for oil sands risks, up to US$1.25 billion for offshore risks and up to US$600 million for refining risks. These limits are all net of deductible amounts or waiting periods and subject to certain price and volume limits. The company also has primary property insurance for US$250 million that covers all of Suncor's assets. As part of its normal course of operations, Suncor carries risk mitigation instruments in the aggregate amount of $405 million on certain foreign operations, of which up to $300 million can apply to our assets in Syria.

Suncor believes its liability, property and business interruption insurance is appropriate to its business, although such insurance will not provide coverage in all circumstances or fully protect against prolonged outages. In the future, the insurance program may change due to market conditions or other business considerations.

The company is defendant and plaintiff in a number of legal actions that arise in the normal course of business. The company believes that any liabilities that might arise pertaining to such matters would not have a material effect on its consolidated financial position.

Costs attributable to these commitments and contingencies are expected to be incurred over an extended period of time and to be funded from the company's cash flow from operating activities. Although the ultimate impact of these matters on net earnings cannot be determined at this time, the impact may be material.

(c) Guarantees

At December 31, 2011, the company had various indemnification agreements with third parties as described below and provides loan guarantees to certain retail licensees.

The company has agreed to indemnify holders of all notes and debentures and the company's credit facility lenders (see note 22) for added costs relating to withholding taxes. Similar indemnity terms apply to certain facility and equipment leases.

There is no limit to the maximum amount payable under the indemnification agreements described above. The company is unable to determine the maximum potential amount payable as government regulations and legislation are subject to change without notice. Under these agreements, the company has the option to redeem or terminate these contracts if additional costs are incurred.

124 SUNCOR ENERGY INC. 2011 ANNUAL REPORT

33. JOINT VENTURE WITH TOTAL

In March 2011, Suncor closed the previously announced transaction to enter into a joint venture with Total E&P Canada Ltd. (Total). The two companies plan to develop the Fort Hills and Joslyn oil sands mining projects together with the other project partners, and restart the construction of the Voyageur upgrader.

As a result of this transaction, Suncor acquired a 36.75% interest in Joslyn for consideration of $842 million after closing adjustments. Total acquired a 49% interest in Voyageur, a 19.2% increase in its interest in Fort Hills (reducing Suncor's interest from 60% to 40.8%), and rights to proprietary mining technology, for cash consideration of $2.662 billion after closing adjustments.

Overall, Suncor recognized a loss of $124 million, after final closing adjustments, related to the disposition of its interests in Voyageur and Fort Hills and the technology sale. The loss included the derecognition of $267 million of goodwill associated with the disposed interests in Fort Hills and Voyageur.

34. SUBSEQUENT EVENT

On February 23, 2012, the company announced that it would recommence its Normal Course Issuer Bid (NCIB), and may purchase for cancellation an additional $1 billion of its common shares between February 28, 2012 and September 5, 2012.

SUNCOR ENERGY INC. 2011 ANNUAL REPORT 125

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  EXHIBIT 99-1
Audited Consolidated Financial Statements of Suncor Energy Inc. for the fiscal year ended December 31, 2011